FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Suez hereby files its “Risk Management” description and its consolidated financial statements for the year ended December 31, 2003.

April 1, 2004

–	Risk Management

–	Consolidated Financial Statements

RISK MANAGEMENT

Suez has established an integrated Enterprise Risk Management (ERM) policy that covers all risk management and assessment technologies previously existing in the Group and is designed to provide a complete vision of the risk portfolio, using methodologies and tools that are common to all the divisions and operating departments.

Because it is integrated in the company’s key processes, this ERM architecture is part of the company’s internal audit and control system and will be periodically evaluated by Audit.

To coordinate this new approach for the entire Group, a Chief Risk Officer (CRO) was appointed in January 2003. This position reports directly to the President of the Group and covers both this function as well as Audit and Insurance in particular. A Group Risk Officer was also appointed in January 2004, and a network of Risk Officers is currently being established in the various Group divisions in order to deploy these new tools and methodologies.

1	INDUSTRIAL RISKS AND RISKS RELATED TO THE ECONOMIC, COMMERCIAL, AND CONTRACTUAL ENVIRONMENT

Emerging Countries Risks

Even though the Group’s operations are concentrated mainly in Europe and North America, which represented 90% of consolidated revenues and 76.4% of capital employed in 2003, the Group operates its businesses in markets worldwide, specifically in emerging countries.

The Group’s operations in those countries present a certain number of potential risks that are higher than in developed countries, specifically volatility in GDP, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by foreign governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments.

The Group manages these risks through partnerships and contractual negotiations specific to each facility.

It makes its decision to establish a presence in emerging countries by applying a selective strategy, which became even more stringent under the measures announced in January 2003 in the Group action plan.

Regulatory and Competitive Risks

•	Many aspects of the Group’s businesses, particularly the generation, transmission, and distribution of electrical power, the transport and distribution of natural gas and liquid natural gas (LNG), water management, nuclear facilities operation and maintenance, and waste collection and treatment are subject to strict regulations on the European, national, and local level (licenses, permits, authorizations, etc.). Regulatory changes may affect the Group’s prices, margins, operations, strategy, and profitability. Even though it is impossible to foresee all regulatory changes, the Group diversifies this risk by operating its principal businesses in different countries which each have their own particular regulatory system.
•	Most Group businesses are subject to strong competitive pressure from major international operators, and from “niche” companies in certain markets. The deregulation of energy (electricity and gas) markets both in Europe and in the United States has opened the door to new competitors, brought volatility into the market, and shortened contract terms. This competitive pressure could have a significant negative impact on the companies’ sales prices, margins, and market shares, particularly in Belgium. SUEZ’s businesses in Environment (Water and Waste Services) are also subject to strong competitive pressure from both local and international operators, which results in a decrease in sales prices to industrial or municipal customers, or even both.
•

Group businesses are subject to a number of laws and regulations governing environmental protection, health protection, and safety standards. These provisions primarily relate to air quality, water discharges, drinking water quality, the treatment of hazardous and non-hazardous waste, nuclear plant and LNG terminal management, and soil contamination. A change or stricter regulations can lead to additional costs or investments for the Group that it cannot guarantee will be covered by sufficient revenues. As a result of such regulatory changes, the Group may be prompted to close down a business or operation without any assurance that it will be able to offset the cost related to such a shutdown. Furthermore, the operation of its businesses requires obtaining or renewing various permits and licenses from regulatory authorities, which involves a procedure that is often long, unpredictable, and costly. Such permits or licenses may not be granted, or may not be granted in a timely manner, despite substantial expense. Finally, regulations require investments or operating expenses that are paid not only by the Group, but also by its customers, particularly local governments that grant the concessions, particularly due to requirements to bring facilities into compliance. A customer’s failure to meet its obligations, the operator’s reputation may be damaged and its development capacity impaired. The Group endeavors to limit all of these risks, specifically through an active environmental policy and an extended insurance program.

Partnership risks

The Group has developed its facilities in partnership with local governments or local private companies.

These partnerships constitute one of the means by which SUEZ shares the economic and financial risk of certain major projects, by limiting its invested capital and enabling it to better adapt to the specific context of local markets. In addition, these partnerships may be imposed by the local regulatory environment. The partial loss of operating control is often the price to be paid for a reduction in invested capital exposure, but this situation is handled contractually on a case by case basis.

However, changes in the project, in the local political and economic context, or even in the financial situation of the partner, may lead to the termination of a partnership if partners exercise options for the purchase or sale of interests, request dissolution of the joint venture, or exercise a preemptive right.

Such situations may also lead the Group to choose to increase its financial commitments in certain projects or, in the event of a conflict with a partner or partners, seek solutions in litigation from arbitration.

Dependency on customers or suppliers

In both Energy and Environment, Group subsidiaries are bound by contracts, particularly with local governments, the performance of which may depend on several customers, or even one customer.

This is the case, for example, with water management contracts or certain electrical power production and sale operations with medium- and long-term purchase agreements (power purchase agreements) or even the operation of non-hazardous waste incinerators.

A customer’s refusal or inability to perform its contractual obligations, particularly with regard to rate adjustments, may compromise the financial balance of contracts and the profitability of the investments the operator may have made. In the event that other parties to a contract fail to perform their obligations, notwithstanding the contractual provisions stipulated for that purpose, complete indemnification cannot always be obtained, which could affect the Group’s revenues and results. The Group is faced with such situations, particularly in Argentina, the Philippines, and Indonesia.

Likewise, Group companies may depend for the management of water treatment plants, thermal power plants, or waste treatment plants, on a small number of suppliers for their supplies of water, non-hazardous waste, various fuels, and equipment.

Any interruption in supplies, any delay in procurement, or any breach of the technical performance warranty of an equipment unit, even if caused by a supplier’s contractual non-performance, will undermine a project’s profitability.

The variety of the Group’s businesses and their geographic location creates a great diversity of situations (the payment terms for customers or, with respect to suppliers, the use or non-use of subcontractors, etc.) and types of customers (industries, local governments, and private parties). The Group believes that there is no relationship with a supplier, customer, or subcontractor which would, if terminated, have vital consequences for the Group.

2	MARKET AND FINANCIAL INSTRUMENT RISK

The Group primarily uses financial instruments to manage its exposure to fluctuations in interest rates, currency exchange rates, and commodities prices. With the exception of commodities and energy trading strategies, and certain one-time transactions, these instruments are employed to hedge assets, liabilities, or cash flows.

Commodities risks

In its operations, the Group trades on commodities markets, particularly the markets for gas, electrical power, and various petroleum products, either to obtain supplies in the short and long term, or to optimize and secure its production chain and energy sales.

In the Energy sector, the Group also uses derivatives, either to offer its customers price hedging instruments, or to take positions for its own purposes.

The Group is therefore exposed to changes in the prices of these commodities. It manages that risk by using firm derivatives and options on organized or over-the-counter markets.

The energy trading risk is measured and managed daily, in accordance with the limits and management policy established by management. This assessment is mainly made using the “Value at Risk” (VAR) method, which makes it possible to estimate the maximum amount of risk associated with a given period for holding positions and a given confidence level.

As of December 31, 2003, the “Value at Risk” of the commodities portfolio managed in the trading activity (maximum risk for a 24-hour period with a 95% confidence level) was € 3.2 million. The average daily VAR was € 4.4 million in 2003, versus € 4.6 million in 2002. Lastly, the maximum VAR recorded in 2003 was € 10.1 million, and the minimum VAR € 2.2 million.

Currency risks

Due to the geographic diversification of its businesses, the Group is exposed to currency fluctuation risks. This was the case in 2002, particularly in Argentina and Brazil, and in 2003 with the fall in the US dollar.

The Group’s policy regarding investment in currencies not in the Euro Zone is to partially hedge its exposure through financing in the same currency or currency derivatives. When that is not feasible or is too costly, particularly in certain emerging countries, the Group may use financing in strong currencies to a limited degree, if possible. The currency exchange risk may be reduced through contractual rate adjustment mechanisms, the denomination of contracts in foreign currencies, or an increase in the portion of the costs and expenses incurred in the local currency.

Interest rate risks

To optimize the cost of its debt and/or reduce its rate exposure, the Group uses hedge instruments (interest rate swaps, FRAs, caps and floors) which alter the fixed rate/variable rate structure of its debt.

As of December 31, 2003, approximately 40.2% of the Group’s gross debt was at a variable rate and 59.8% at a fixed rate, after taking into account financial instruments. Because almost all of the Group’s surpluses are invested short term, 99% of the net debt was at a fixed rate as of December 31, 2003, and in the short term that percentage is not sensitive to interest rate variations.

Liquidity risk

The Group’s Central Cash Management Office ensures that it is able to meet its financial obligations. Liquidity is based on maintaining confirmed lines of credit and cash and cash equivalents. The Group diversifies its permanent capital resources through public or private bond issues, under its Euro Medium Term Notes program, and commercial paper in France and the United States.

To optimize cash management, the Group has created dedicated financial vehicles that centralize and reinvest subsidiaries’ cash surpluses with borrower entities. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services) for countries in the Euro Zone, or in Houston, Texas (SUEZ Finance LP) for North America. These vehicles centralize almost all the available surpluses of exclusively controlled companies.

The Group also has confirmed lines of credit adapted to its size and the maturities that it has to meet. Consistent with market practices, the principal credit lines depend on maintaining ratios of net interest charges to the gross operating result, and net debt to equity, net debt to the gross operating result. These credit lines sometimes refer to the ratings given by rating agencies in setting the margins applicable if they are used, but in no instance is their availability subject to those same ratings.

Outstanding short term commercial paper amounted to € 1,563 million as of December 31, 2003. These programs are used to finance the Group’s short term requirements, either structurally or cyclically, because of their attractive cost and liquidity.

All outstanding liabilities are, however, backed by confirmed credit lines, so that the Group can continue to finance itself in the event that access to that source of financing is eliminated.

Loans without recourse or with limited recourse to the Group’s entities are also set up within the financing structure for projects in which the Group wishes to share the specific risks of a project with financial backers. Such loans amounted to € 2,096 million as of the end of the fiscal year, and mainly pertained to Energy and Water projects in America and Asia.

Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group’s counterparties are diversified and selected as a function of the rating given by rating agencies and the Group’s knowledge of them.

In commodities trading, credit limits are also set as a function of the rating of the counterparties. The counterparty risk is, where necessary, limited by obtaining letters of credit, security, or netting agreements.

Risks on securities of unconsolidated listed companies

The Group holds a portfolio of unconsolidated listed shares, the market value of which depends on stock market prices.

Certain portfolio securities have been used to support convertible bond issues, most of which mature in 2004, to enable the Group to benefit from the advantageous conditions of this type of financing. These securities could be sold prior to the maturity of convertible bonds when the bonds were not backed by cash, and hedge instruments were in place (purchase of call options). As of December 31, 2003, the most significant line of listed securities concerned Fortis (88,632,119 shares, or € 1,482.5 million in net book value as of December 31, 2003, 70 million shares of which were earmarked for redemption of a Fortis Convertible Bond guaranteeing a sale price of between € 17 and € 20 per Fortis share).

The portfolio of unconsolidated listed shares is presented in Note 10.1 to the consolidated financial statements. Given the protection provided by the aforementioned Fortis Convertible Bond, a consistent drop of 10% in the price of the companies held would result in an exceptional charge of approximately € 32 million, and a consistent increase of 10% would result in a write-back of provisions of approximately € 41 million.

3	ENVIRONMENTAL RISKS

Risks associated with the management of facilities

The facilities which the Group owns or manages for third parties, manufacturers or local governments, present risks of damage to the natural environment: air, water, soil, as well as risks to the health of consumers, employees, or subcontractors.

These environmental and health risks are covered by strict and specific national and international regulations, and are subject to regular inspections by government authorities.

In the performance of its activities, the Group handles, or even generates, hazardous products or byproducts. This is the case with fissile materials, fuels, and certain chemical byproducts of water treatment. In waste management, some of our facilities include industrial waste treatment operations or medical waste operations that may be potentially toxic.

Evolving and changing regulations regarding environmental liabilities represent a contingency in terms of the assessment of risks related to the Group’s past operations. This is particularly the case with closed discharge sites which, even though there was compliance with regulations in force at the time of their operation, may be the source of pollution of the natural environment.

In the waste management field, the gas emissions to be considered are greenhouse gases, gases that promote acidification of the air, noxious gases, and dust. In the water field, the potential atmospheric pollutants are mainly chlorine or gas by-products generated by accidental emission of water treatment by-products. Waste treatment and wastewater purification operations may also cause odor problems.

The European Commission Decision 2000/479/EC, which established an environmental pollutant emission report (EPER), required Member States to report by June 2003 on the status of the emissions they had produced in 2001. The next report will be prepared in June 2006, for emissions produced in 2004.

The potential impact of operations on water present in the natural environment may be the consequence of leachates from poorly controlled discharges, the diffusion of heavy metals in the environment, or aqueous discharges from the smoke treatment systems of incineration facilities. These different emissions may result in pollution of ground water or rivers and streams.

Wastewater purification facilities discharge treated water into the natural environment. They may potentially not meet discharge standards with respect to nitrogen, phosphorus, and organic content.

Certain facilities managed by the Group are not equipped to treat rainwater. In these cases, during periods of rain, all or part of the water collected is discharged into the natural environment without treatment, and therefore may degrade the quality of water used for swimming and recreation or shellfish beds. The operator may not be held liable for such pollution unless it is demonstrated that it failed in the operation of the facilities for which it is responsible.

Soil pollution issues pertain to the storage of hazardous liquids or products or leaks from processes involving hazardous liquids, as well as the storage and spreading of treated sludge.

Various mechanisms control all the above risks. The legislation and contracts that provide the framework for the Group’s operations clarify the sharing of risk management liabilities and financial liabilities. Various inspections by government authorities ensure proper management by the Group or contribute to identifying non-conformities that may present an industrial or environmental risk. For the portion of risk borne by the operator, internal management processes are established at the division level, or at the subsidiary level, to identify such risks, rank their importance, and manage them. In cases of a takeover of sites previously managed by third parties, the Group is protected as far as possible by contractual clauses and due diligence. The risks and costs related to post-operational supervision and monitoring of the discharges managed by the Group are covered by financial guarantees and special provisions (see Section 4.6 Environmental Policy).

Non-compliance with laws and regulations can result in contractual financial penalties or fines. Certain incidents, particularly those that are accidental in nature, are fully or partially covered by insurance policies.

Risks related to climate change

Particularly in the fields of electrical power production and waste treatment and recycling, the Group carries out activities that are covered by national, international, and Community programs to combat climate change established pursuant to implementation of the Kyoto Protocol.

None of the factors for quantification of the impact of the “carbon limit” can be estimated with sufficient precision and accuracy. Because of this fact, quantification of the risk level is presently not possible. This uncertainty should be eliminated when the “carbon market” operating rules are formalized.

The Group works to limit this risk through active monitoring and diversification of its energy portfolio. In the medium term, projections call for an increase in the portion of low carbon content energy sources (natural gas, renewable energy) within the overall energy mix, an increase in the capture of biogases at waste storage sites, including the energy generated by waste incineration as renewable energy.

Risks associated with owning and operating nuclear generation sites

The Group owns and operates two nuclear power generation sites in Belgium, in Doel and Tihange. These sites, which have been in operation since 1975, have never had any incidents which involved specific danger to workers, subcontractors, the population, or the environment. One of the safety indicators for these facilities is the availability rate, which was 88.8% in 2003.

The personnel responsible for operational work at these sites have special certification received after completing a theoretical and practical training program, which includes exercises on a complete simulator of the control room.

Belgian operators exchange experiences and submit to reviews by their peers within the World Association of Nuclear Operators (WANO) in order to maintain the highest level of operating standards. All nuclear sites are ISO 14001 and EMAS certified.

The Group endeavors to limit the volume of low and medium-level radioactive waste generated during operation. Storage and final removal of this waste are placed under the responsibility of the Belgian government agency (National Radioactive Waste and Enriched Fissile Materials Agency). Highly radioactive nuclear fuels are stored at the electrical power generation sites pending a political decision as to whether or not recycling is to be the next step in the fuel cycle. Downstream nuclear fuel treatment costs are included in the original nuclear electrical power generation costs. (See Note 15 to the consolidated financial statements).

Provisions are booked for dismantling the facilities (see Note 15 to the consolidated financial statements). New regulations in Belgium define the rules for funding and controlling the amounts allocated to provisions.

If the Belgian government continues to want to abandon the use of nuclear fuel as an energy source, this decision could negatively impact the operations and financial position of the Group in the medium term.

Risks related to the operation of SEVESO “high threshold” sites

In 2003, within the European Union, the Group operated 6 SEVESO “high threshold” sites, located in France, Belgium, and Germany. As regards the environmental businesses, Teris, SUEZ Environment’s hazardous industrial waste treatment subsidiary, operates the sites at Pont de Claix (chlorine solvent incineration) and Loon-Plage (hazardous industrial waste) in France, and its subsidiary SITA Remediation in Germany operates the Herne plant (hazardous industrial waste treatment). For the Energy businesses, Fluxys and Fluxys LNG (EGE) operate the sites in Zeebrugge (liquefied natural gas terminal), Dudzele (liquefied natural gas storage unit), and Loenhout (underground natural gas storage).

The financial consequences of the civil liability that could potentially be incurred by the operators is covered by the Group’s insurance.

External environmental risks

Due to the facilities and systems that it operates (sludge and wastewater treatment plants, electrical power generation plants, LNG facilities and gas transport systems), the Group faces external risks such as lightning, drought, floods, earthquakes, or landslides that could alter or destroy its facilities as well as result in damage to the environment.

In the Energy and Water segments, to prevent any act of vandalism or terrorism, production and distribution facilities are covered by special plans which are incorporated in the national or local anti-terrorism plans of government authorities.

Temporary pollution or the scarcity of water resources used in the production of drinking water or electrical power generation may force facilities to shut down. This difficulty is avoided by the use of alternative water resources, where they exist, as well as appropriate planning.

4	LEGAL RISKS

Competition and combinations

Energy

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, comprised of vertical integrations, have been examined by the Belgian competition authorities and were approved subject to certain commitments by Electrabel, and for the supply of gas, Distrigaz (subsidiary of SUEZ-TRACTEBEL SA), with the main purpose of improving the liquidity of wholesale markets, as well as facilitating entry into the Belgian market for competitor suppliers.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiary companies of CGE and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

The Paris Court of Appeal (on February 18, 2003) confirmed this decision and emphasized that the Minister should determine the actions to be taken, both in terms of their principle and application.

Prior to stating his position on this matter, the Minister appears to be waiting for the outcome of the appeal lodged by CGE before the Court of Cassation.

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries.

Provisions are established for said litigation and arbitration when there is a (legal, contractual or implicit) obligation to a third party, which will probably result in an expenditure of funds on the date of the decision, without a payment expected from the third party, and the amount of said expenditure of funds can be estimated with sufficient accuracy. The total amount of provisions established as of December 31, 2003 amounted to € 442.1 million, which were for litigation, claims, and tax risks.

The offices of the Belgian Special Tax Inspection Department are claiming from Tractebel the amount of € 157 million and have indicated their intention to claim an additional amount of € 31 million for its investments in Kazakhstan. Tractebel has filed an administrative law appeal against those claims. The company continues to believe, based on the opinion of its legal counsel, that the aforementioned claims are without merit.

In addition, guarantees may have been granted at the time of sales, and such guarantees may have been the subject of appeals by buyers. The Group believes that several of these claims are without merit, and all legal means are being employed to defend against them (see notes 20.3 to the consolidated financial statements).

In Argentina, although the macro-economic environment has stabilized, it continues to suffer from the peso devaluation. Negotiations between the water concession holders and the concession granting authorities have neither resulted in the implementation of rate increases nor defined new guidelines to permanently restore a financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows. An interim agreement relating solely to the year 2004 and laying down the main principles for renegotiating the Buenos Aires concession contract is currently underway. When it will have been signed, similar interim agreements could also be signed for the Santa Fe and Cordoba concessions. Pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in April 2003 before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedure would seek an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the devaluation’s onset. The arbitration tribunal was recently set up, but the proceedings have not formally begun. At the same time, discussions with multilateral organizations (BID, IFC) have been held regularly since the beginning of the crisis in 2002, in order to determine a debt restructuring plan that would reduce the debt servicing requirements of concession holders as part of a global renegotiation of the concession contracts. The multilateral organizations are regularly informed of the progress of negotiations with the Argentine government.

In Jakarta, negotiations were held with the concession-granting authority and resulted in authorization to increase prices significantly. These increases are currently being contested by consumer associations. Legal proceedings are currently underway at the appeal stage before the Indonesian courts. Uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded in 2002 to cover all of the Group’s commitments were maintained in 2003.

In Manila, the attempt to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Three legal disputes are currently pending against the company and relate to: 1) the discharge of untreated waste water, 2) the invoicing process, and 3) the price increase obtained in December 2003. The Group’s financial statements have adequate provisions to cover the risks relating to pending disputes.

To the company’s knowledge, there is no other litigation or arbitration that has the potential to have, or that has had in the recent past, a significant impact on the financial situation, the results, the operations, and the assets of the company and the Group.

CONSOLIDATED BALANCE SHEETS - ASSETS

	Note	Dec. 31, 2003			Dec. 31, 2002	Dec. 31, 2001

In millions of €		Gross	Dep. & Amort.	Net	Net	Net

INTANGIBLE ASSETS	9.1	3,242.2	1,609.4	1,632.8	3,903.0	4,234.9

GOODWILL	8	8,214.4	2,362.9	5,851.5	8,710.9	10,319.3

TANGIBLE ASSETS	9.1

- Owned outright		42,062.9	22,913.5	19,149.4	24,682.3	28,662.9

- Under concession		8,469.9	2,869.0	5,600.9	5,604.0	5,532.5

- Construction in progress and down- payments		2,383.5	6.5	2,377.0	2,989.5	3,796.2

FINANCIAL ASSETS

- Equity securities	10.1	3,551.8	1,347.9	2,203.9	5,733.6	6,653.1

- Companies accounted for under the equity method	7	3,396.4	62.9	3,333.5	3,270.4	3,254.0

- Other financial assets		2,379.5	899.0	1,480.5	2,095.8	1,256.2

TOTAL NON-CURRENT ASSETS		73,700.6	32,071.1	41,629.5	56,989.5	63,709.1

INVENTORIES & WORK-IN-PROGRESS	11.1	1,955.7	105.6	1,850.1	2,652.6	4,203.3

ACCOUNTS RECEIVABLE

- Trade accounts and notes receivable		9,541.2	557.2	8,984.0	9,967.1	10,212.6

- Other receivables		3,564.7	135.8	3,428.9	3,702.7	3,377.4

MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS

- Marketable securities	10.4	5,123.8	108.8	5,015.0	2,575.7	1,122.6

- Cash and cash equivalents		6,688.0	—	6,688.0	5,963.2	4,628.6

PREPAID EXPENSES	12	2,354.7	—	2,354.7	2,300.5	2,227.8

TOTAL CURRENT ASSETS		29,228.1	907.4	28,320.7	27,161.8	25,772.3

TOTAL ASSETS		102,928.7	32,978.5	69,950.2	84,151.3	89,481.4

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY

In millions of €	Note	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

- Share capital		2,015.3	2,014.8	2,052.6

- Additional paid-in capital		6,470.1	6,439.8	6,843.3

- Consolidated reserves		3,186.9	5,048.9	4,132.8

- Cumulative translation adjustment	13.3	(2,238.8)	(1,691.0)	112.3

- Net income /(loss) for the year		(2,165.2)	(862.5)	2,086.7

- Treasury stock	13.4	(372.6)	(372.6)	(830.5)

SHAREHOLDERS’ EQUITY		6,895.7	10,577.5	14,397.2

MINORITY INTERESTS	14	4,847.2	5,190.7	6,447.0

TOTAL SHAREHOLDERS’ EQUITY		11,742.9	15,768.2	20,844.2

SPECIAL CONCESSION ACCOUNTS		4,847.4	4,849.2	4,668.6

RESERVES FOR CONTINGENCIES AND LOSSES	15	10,440.4	10,208.1	9,437.1

BORROWINGS & LONG-TERM DEBT	16.2	26,694.1	34,544.5	33,760.6

ACCOUNTS PAYABLE

- Advances and down-payments received on orders		942.7	1,543.9	3,071.6

- Trade payables		6,617.6	6,643.2	6,343.3

- Other accounts payable		5,880.6	6,558.6	6,854.5

DEFERRED INCOME	12	2,784.5	4,035.5	4,501.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		69,950.2	84,151.3	89,481.4

CONSOLIDATED STATEMENTS OF INCOME

In millions of €	Note	Dec. 31, 2003	Dec. 31, 2002 pro forma	Dec. 31, 2002	Dec. 31, 2001

REVENUES		39,621.8	40,783.9	46,089.8	42,359.2

OTHER INCOME		1,488.4	2,073.6	2,073.6	1,774.1

Other operating income	3.1	1,044.9	1,606.3	1,606.3	1,350.3

Income from mixed inter-municipal companies and partnerships	3.2	443.5	467.3	467.3	423.8

OPERATING EXPENSES		35,383.1	36,079.0	41,384.9	36,970.8

Purchases and changes in inventories		12,912.1	11,821.4	17,127.3	15,746.0

Receipts on behalf of local authorities		1,035.4	1,081.2	1,081.2	894.7

Taxes and related payments		820.5	852.7	852.7	828.0

Salaries, wages and social security charges		8,236.3	9,295.0	9,295.0	8,426.6

Other operating expenses		12,378.8	13,028.7	13,028.7	11,075.5

OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		5,727.1	6,778.5	6,778.5	7,162.5

Depreciation, amortization and provisions		2,522.2	3,070.9	3,070.9	3,098.7

OPERATING INCOME		3,204.9	3,707.6	3,707.6	4,063.8

FINANCIAL LOSS	4	(880.1)	(976.0)	(976.0)	(1,257.7)

CURRENT INCOME OF CONSOLIDATED COMPANIES		2,324.8	2,731.6	2,731.6	2,806.1

EXCEPTIONAL INCOME/(LOSS)	5	(2,757.4)	(1,783.7)	(1,783.7)	826.2

Income tax	6	(721.0)	(657.1)	(657.1)	(722.0)

Share in income of companies accounted for under the equity method	7	165.7	51.4	51.4	333.7

INCOME/(LOSS) BEFORE AMORTIZATION OF GOODWILL		(987.9)	342.2	342.2	3,244.0

Amortization of goodwill		(266.8)	(382.6)	(382.6)	(422.7)

Group share of goodwill amortization		(236.2)	(350.1)	(350.1)	(376.6)

TOTAL NET INCOME/(LOSS)		(1,254.7)	(40.4)	(40.4)	2,821.3

Minority interests		910.5	822.1	822.1	734.6

NET INCOME/(LOSS)		(2,165.2)	(862.5)	(862.5)	2,086.7

EARNINGS/(LOSS) PER SHARE (in €)		(2.18)	(0.87)	(0.87)	2.12

DILUTED EARNINGS/(LOSS) PER SHARE (in €)		(2.18)	(0.87)	(0.87)	2.08

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of €	2003	2002	2001

Net income/(loss)	(2,165.2)	(862.5)	2,086.7

Share in net income of companies accounted for under the equity method (net of dividends received)	4.6	(19.0)	(220.5)

Net depreciation, amortization and provisions	3,785.6	5,659.4	3,553.2

Net capital gains on disposals of assets	1,310.3	(1,362.1)	(1,880.3)

Minority interests	910.5	822.1	734.6

Other	(118.9)	618.8	543.0

Gross Cash Flow	3,726.9	4,856.7	4,816.7

Changes in:

- Inventory	51.9	62.6	45.2

- Receivables	292.7	(806.5)	(144.2)

- Payables	512.2	620.4	485.2

Total operating working capital cash flows	856.8	(123.5)	386.2

- Other	(88.1)	93.3	199.6

CASH FLOW FROM OPERATING ACTIVITIES	4,495.6	4,826.5	5,402.5

Purchases of tangible and intangible investments	(2,804.4)	(4,157.8)	(4,391.1)

Purchase of financial investments	(1,501.7)	(4,174.0)	(3,432.1)

Disposals of tangible and intangible assets	230.2	878.9	422.8

Disposals of financial assets	7,806.7	4,154.7	3,128.4

Cash acquired from acquisitions net of cash disposed of in divestitures (1)	(61.8)	(34.0)	271.6

Decrease/(increase) in other assets	20.0	186.3	(267.2)

Other cash requirements	(81.1)	(55.0)	(64.4)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	3,607.9	(3,200.9)	(4,332.0)

Dividends distributed	(1,592.5)	(1,646.0)	(1,569.2)

Repayment of long-term debt	(11,831.5)	(14,738.1)	(8,398.6)

Increase in long-term debt	7,342.1	18,121.0	8,947.4

Treasury stock movements	0.0	(145.2)	53.1

Increase in total shareholders’ equity	(108.1)	128.1	78.0

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(6,190.0)	1,719.8	(889.3)

Effect of changes in consolidation method & exchange rates	14.6	(356.8)	(18.2)

TOTAL CASH FLOW FOR THE YEAR	1,928.1	2,988.6	163.0

CASH AT BEGINNING OF YEAR	7,875.0	4,886.4	4,723.4

CASH AT YEAR-END (2)	9,803.1	7,875.0	4,886.4

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.
(2)	Cash balances comprise the following:

In millions of €	2003	2002	2001

Cash and cash equivalents	6,688.0	5,963.1	4,628.6

Marketable securities (3)	3,115.1	1,911.9	257.8

TOTAL	9,803.1	7,875.0	4,886.4

(3)	The Fortis shares reclassified in marketable securities in 2003 are not included in this item. Marketable securities with maturities of less than 90 days only. The consolidated reconciliation with balance sheet marketable securities is as follows:

In millions of €	2003	2002	2001

Marketable securities with maturities of less than 90 days only	3,115.1	1,911.9	257.8

Other marketable securities	1,899.9	663.8	864.8

TOTAL BALANCE SHEET MARKETABLE SECURITIES	5,015.0	2,575.7	1,122.6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share capital	Additional paid- in capital	Consolidated reserves	Cumulative translation adjustment	Treasury stock	Shareholders’ equity

	Note	13.1		13.2	13.3	13.4

Shareholders’ equity as of December 31, 2000		2,042.7	6,690.7	4,979.0	231.7	(810.0)	13,134.1

Shares issued for employees		2.2	12.9	0.2	–	–	15.3

Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		7.7	59.3	0.8	–	–	67.8

Change in value of treasury shares		–	–	15.8	–	(20.5)	(4.7)

Dividends distributed		–	–	(921.0)	–	4.0	(917.0)

Changes in cumulative translation adjustment		–	–	–	(119.4)	–	(119.4)

Change in accounting principle related to loan issue costs	13.6	–	–	50.5	–	–	50.5

Change in accounting principle related to transaction gains and losses	13.6	–	–	3.1	–	–	3.1

Reversal of goodwill	13.5	–	77.3	–	–	–	77.3

Miscellaneous		–	3.1	0.4	–	–	3.5

Net income for the year		–	–	2,090.7	–	(4.0)	2,086.7

Shareholders’ equity as of December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2

Shares issued for employees		25.4	225.1	2.6	–	–	253.1

Conversion of debenture loans		1.5	10.8	0.2	–	–	12.5

Cancellation of treasury shares		(64.7)	(767.6)	(120.9)	–	953.2	0.0

Change in value of treasury shares		–	–	–	–	(146.7)	(146.7)

Reclassification of treasury shares		–	–	–	–	(348.6)	(348.6)

Dividends distributed		–	–	(1,006.6)	–	2.5	(1,004.1)

Changes in cumulative translation adjustment		–	–	–	(1,803.3)	–	(1,803.3)

Application of CRC Regulation 2000.06 on liabilities	13.5	–	–	(48.3)	–	–	(48.3)

Reversal of goodwill	13.5	–	128.2	–	–	–	128.2

Net income for the year		–	– –	(860.0)	–	(2.5)	(862.5)

Shareholders’ equity as of December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5

Conversion of debenture loans		0.5	3.3	–	–	–	3.8

Dividends distributed		–	–	(1,001.6)	–	2.0	(999.6)

Changes in cumulative translation adjustment		–	–	–	(547.8)	–	(547.8)

Reversal of goodwill		–	27.0	–	–	–	27.0

Net income for the year		–	–	(2,163.2)	–	(2.0)	(2,165.2)

Shareholders’ equity as of December 31, 2003		2,015.3	6,470.1	1,021.7	(2,238.8)	(372.6)	6,895.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

•	Basis used:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular the consolidated financial statement regulations (Regulation No. 99-02 of the Accounting Regulation Committee – “Comité de la Réglementation Comptable”).

Since January 1, 2002, SUEZ has applied Regulation No. 2000-06 concerning liabilities, adopted by the French Accounting Regulation Committee. Application of this regulation from January 1, 2002 did not have a material impact on shareholder’s equity of the Group (see note 13.6).

The Group did not opt for early application of CRC Regulation No. 2002-10 with respect to the amortization and depreciation of assets.

•	Use of estimates:

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

The preparation of the Group’s consolidated financial statements requires estimates to be made concerning the percentage of completion of long-term contracts, the value in use of long-lived assets as indicated in Note 1-F, reserves (particularly for nuclear waste reprocessing and storage and for dismantling of facilities as specified in Note 15) as well as pension and similar commitments (See Note 1-R) and financial instruments (See Note 1-S).

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

•	Consolidated financial statement presentation currency:

The figures in the financial statements are presented in million of euro (€), unless indicated otherwise.

•	Five-for-one share split :

A five-for-one share split was approved by the Annual General Meeting of May 4, 2001 and took effect May 15, 2001. All per share data has been adjusted to enable comparative analysis.

A. CONSOLIDATION PRINCIPLES

•	Scope and method of consolidation:

The consolidation methods followed by the Group consist of the full consolidation method, the equity method and the proportional consolidation method.

The accounts of all significant subsidiaries over which the Group directly or indirectly exercises exclusive legal or de facto control are fully consolidated. De facto control may result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary’s shareholders meetings. Exclusive control may be deemed to exist where the direct or indirect shareholding exceeds 40% of voting rights, provided no third-party holds, directly or indirectly, a greater share in voting rights, particularly in the case of listed subsidiaries.

The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group’s percentage of control.

Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. Under the equity method of accounting, the Group recognizes as income its proportionate share of the investee’s net income or loss in the accompanying consolidated statements of income as

“Share in income of companies accounted for under the equity method”, except in the case of mixed inter-municipal companies treated as described in Note 1-G below.

Sales and results of operations of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively. However, for major disposals, and pursuant to paragraph 23.100 of CRC Regulation No. 99-02, the Group reserves the option to present the contribution of entities sold during the year in the consolidated statements of income under “Share in income of companies accounted for under the equity method”.

All material inter-company balances and transactions have been eliminated on consolidation.

A list of significant consolidated subsidiaries, investments accounted for under the equity method and companies proportionately consolidated is presented in Note 25.

•	Treasury stock:

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

•	recorded as marketable securities in the accompanying consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to regularize stock exchange prices,

•	deducted from consolidated shareholders’ equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock and of write-down reserves depends on the intended purpose of holding the stock. Only sales and reserves relating to securities classified as marketable securities are recorded in the accompanying consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders’ equity.

B. FOREIGN CURRENCY TRANSLATION METHODS

•	1. Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the preferred method laid down in CRC Regulation No. 99-02, transaction gains and losses related to monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated statement of income in the period to which they relate.

•	2. Translation of the financial statements of foreign companies

The financial statements of foreign companies are prepared in local currency or in the operating currency of each subsidiary.

Balance sheet items are translated into euro at official year-end exchange rates. Differences resulting from changes in exchange rates compared with the previous year-end are included in cumulative translation adjustment in the consolidated statements of changes in shareholders’ equity.

Weighted average annual rates are applied to income statement accounts and the statement of cash flows.

With respect to the Argentine crisis, for the 2002 and 2001 year-ends, the Group translated the assets and liabilities and the unrealized exchange losses on debt denominated in strong currencies of Argentine companies at the closing exchange rate of ARS 1 to € 0.2832 on December 31, 2002 (ARS 1 to € 0.7008 on December 31, 2001).

C. INTANGIBLE ASSETS

Intangible assets primarily include:

•	fees and amounts paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period;

•	purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their useful lives.

Amortization is provided on a straight-line basis over the following estimated useful lives (in years):

	Minimum	Maximum

Concession rights: -Water	7	25

-Infrastructures	10	65

Purchased goodwill	10	25

Trademarks	5	28

Patents	1	20

Other intangible assets (a)	1	30

(a)	As an exception to the rule, the intangible assets relating to surface and underground water drawing rights held by Aguas Andinas are not amortized on a straight-line basis, since there is no limit to their rights, their useful life is deemed indefinite. The gross value of these intangible assets amounted to € 171.5 million as of December 31, 2003.

The costs of raising capital are deducted from shareholders’ equity.

Research and Development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and Development costs with no specific contractual right of recovery are expensed as incurred. They amounted, excluding technical assistance costs, to € 79 million, € 126 million and € 130 million for the years ended December 31, 2003, 2002 and 2001 respectively.

D. GOODWILL:

Goodwill in the accompanying consolidated balance sheets represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Initial estimates of fair value are finalized by the end of the next full year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization charge is recorded.

The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.

Goodwill is amortized using the straight-line method over periods based on the Group’s initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity within distinct geographical or business segments, the goodwill is allocated to those segments and the corresponding charge is either amortized or reversed into income according to the specific characteristics of the goodwill.

Negative goodwill is reversed into income according to the plan set up at the time of the acquisition, based on initial objectives and estimates of forecasted losses for the related acquired business.

Group business	Amortization periods applied (in years)

Energy	20-40

SE (formerly SELS) (a)	20-40

SEIS	30

Other (Communication)	10-20

(a)	The goodwill recorded in September 2000 following the Group’s public offer of exchange for UWR (United Water Resources) was amortized over 75 years, in accordance with the regulated water distribution industry in the United States.

Prior to January 1, 2000, goodwill resulting from a business combination financed by an exchange of the parent company shares was directly offset against paid-in capital. Those goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in Note 1-F, and a definitive, exceptional impairment of the goodwill is recorded where appropriate.

On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in determining the consolidated basis in the securities or business sold. As such, the sale of the Fortis B and Elia securities in 2001 and 2002 and the Cespa securities in 2003 led to the deduction, from capital gains, of a portion of the goodwill initially offset against additional paid-in capital and merger premiums, in the amount of € 77.3 million, € 128.2 million and € 27 million respectively.

E. TANGIBLE ASSETS

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for repairs and maintenance, that do not improve or extend the lives of the respective assets are expensed as incurred.

•	Depreciation is provided over the estimated useful lives in years as follows:

Main depreciation periods (years)	Minimum	Maximum

Machinery and equipment:

-Energy Production — Transport (a)	5	50

Installation — Maintenance	3	10

-Environment	2	100

-Communication	2	10

Infrastructure and networks	5	100

Vehicles	3	10

Other tangible assets	2	33

(a)	The law of January 31, 2003 adopted by the Belgian Chamber of Representatives, with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, stipulated that nuclear power stations will be decommissioned forty years from the date of their commissioning. Consequently, the depreciation period for the respective assets was reviewed and adjusted prospectively to 40 years as of January 1, 2003 (i.e., depreciation reduced by € 71 million for fiscal 2003).

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures.

•	Other than construction in progress, tangible assets include:

Assets owned outright:

These are assets owned directly by the Group that are valued and depreciated according to the current practices in each business.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized.

Assets Under Concession, which include:

•	assets acquired by the Group as required for operations under the concession contract. Such assets are part of the concession assets and become the property of the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.
•	assets provided by the grantor of the concession at the inception of the contract for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability has been recorded for the amount of the assets provided as “special concession accounts”. Depreciation of these assets is charged to this liability using the methods and lives described above, with no effect on the consolidated statements of income (see Note 1.L).

Further discussion of accounting policies for concessions is set forth in Note 1.L.

•	Capital leases

The Group capitalizes assets acquired either under capital leases or similar contracts. The present value of the remaining lease payments for these assets is recognized as a financial liability. If there is reasonable assurance that the lessee will obtain ownership of the asset upon expiration of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

The main criteria used by the Group to determine whether a lease agreement is a capital or operating lease are as follows: existence of an automatic transfer or transfer of ownership option clause, the conditions for exercising this clause, comparison between the lease term and the estimated useful life of the asset, and a comparison of the present value of future lease payments with the asset’s fair value.

F. IMPAIRMENT OF TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible fixed assets are written down to value in use when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of assets by considering management’s expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between carrying value and fair value. Value in use is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down (through revision of amortization plans or accelerated amortization) to the greater of value in use or market value (or solely to market value for assets which the Group has decided to sell) when negative conditions are identified, notably compared to items used to define original amortization plans.

The value in use is determined based on an estimation of the value and future benefits of the related assets. In these valuation models, future cash flows are taken from business plans approved by management and specific to each entity. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned at prevailing market conditions.

The market value is the amount which could be obtained, at the period-end, from the sale of the assets concerned on an arm’s length basis, net of disposal costs. This amount is estimated with reference to the stock market price, where one exists, or comparable transactions in similar business sectors or on comparable stock markets.

•	Application to fiscal year 2003:

The Group reviewed its main goodwill balances as of December 31, 2003.

Where material negative movements were identified, the approach adopted primarily consisted in comparing the value in use or market value of the main operating entities to their corresponding net assets (including goodwill).

In terms of the operating entities which the Group intends to operate on a going concern basis, the Group applied the usual valuation methods for asset impairments subsequent to the reviews, based on the following main economic data:

•	discount rates of between 5.2% and 11.6%, depending on the specific characteristics of the operating entities concerned,

•	revenue growth not exceeding 2% excluding inflation and terminal value growth rates in line with available market data specific to the operating segments concerned.

These reviews performed in December 2003 led to an exceptional write-down of € 309.1 million (see Note 8), due to a number of adverse changes during the year, specifically related to commercial expectations in the water distribution sector in the United States (€ 146.9 million) and Waste Services in Germany (€ 100 million).

For the operating entities the Group has decided to sell, the book value of the related assets was adjusted to the estimated market value if the latter was inferior. Where negotiations are ongoing, this was determined by using the best estimate that could be made as to the outcome at the accounts closing date. Accordingly, there were write-downs in the Communication segment (intangible and financial assets, goodwill) for a total of € 904 million. Likewise, exceptional charges in the amount of € 84.6 million were recorded in the international water distribution sector and € 39.9 million in the US energy sector, including € 50.3 million for the write-down of goodwill.

G. COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group’s share in the reclassified net assets of these subsidiaries is included in assets on the consolidated balance sheets while its share of income is included on a specific line of the consolidated statement of income.

However, the mixed inter-municipal Belgian electricity and gas distribution companies are subject to the following exceptional treatment:

•

These companies are consolidated under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigaz to non-industrial customers and industrial customers which do not qualify for deregulation (and which do not exceed a given consumption threshold), hereinafter referred to as “the distribution customers”, in Belgium.

•	The municipalities hold a monopoly over distribution to this customer segment, primarily under the specific provisions of the Law of March 10, 1925. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities, in partnership with Electrabel, maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel’s share in the pre-tax income of the mixed inter-municipal companies is presented in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the consolidated statements of income.

•	For the customer segment eligible for deregulation in Belgium, electricity is supplied either directly by Electrabel, or by Electrabel Customer Solutions for residential customers, with the inter-municipal companies receiving a fee for use of the distribution network.

H. OTHER FINANCIAL ASSETS

•	These include:

Unconsolidated investments in equity securities.

These comprise long-term investments enabling the development of business relations with the issuing company, or providing the Group with control or significant influence over the issuing company, but which are not consolidated. The companies under exclusive or joint control, or over which the Group exercises significant influence, excluded from the scope of consolidation due to their immaterial nature, represent in aggregate less than 5% of the following SUEZ consolidated key figures: revenues, net income, borrowings, shareholders’ equity.

These investments are recorded at acquisition cost. When appropriate, write-down reserves are recorded to reduce the carrying value to the market value based on the average stock market price of the month preceding the closing or their value in use based upon the estimated intrinsic value and expected financial return of these investments.

Other investments

These assets comprise investments held on a long or medium-term basis, but which do not satisfy the necessary criteria to qualify as investments in equity securities.

These investments are recorded at acquisition cost. When appropriate, write-down reserves are recorded to reduce the carrying value to their value in use based upon the estimated intrinsic value and expected financial return of these investments.

Dividends from investments in unconsolidated subsidiaries and affiliates and in financial sector investments are recorded as income in the period in which the distribution decision is made by the investee.

Other fixed assets primarily comprise amounts due from investees and advances granted to partners. These receivables are recorded at nominal value and written down to the value in use where lower. Value in use is determined taking into account, where applicable, the market value of assets paid upon settlement pursuant to contractual agreements between the Group and its partners or of pledged collateral.

I. INVENTORIES AND WORK-IN-PROGRESS

Inventories of raw materials and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at production cost which includes costs associated with material, labor and allocated overhead costs. Reserves for excess and obsolete inventory totaled € 105.6 million, € 137.6 million and € 124.1 million as of December 31, 2003, 2002 and 2001 respectively.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

J. ACCOUNTS RECEIVABLE

Accounts receivable are stated at nominal value. Write-down reserves are recorded based on the estimated risk of non-recovery.

In regard to sales of trade receivables (see Note 20.5), transfers of financial assets are recorded as sales by the Group where the assets sold are out of reach of the Group and any potential Group creditors, there are no restrictions on the exchange or pledging of the assets sold by the transferee and the Group retains no legal control over the assets sold.

The reserve for uncollectible accounts amounted to € 557.2 million, € 603.2 million and €718.5 million as of December 31, 2003, 2002 and 2001 respectively.

“Trade accounts and notes receivable” also includes Notes receivable of € 118.6 million, € 79.6 million, and € 87.7 million as of December 31, 2003, 2002 and 2001 respectively.

“Other receivables” in the Group’s accompanying consolidated balance sheets consists primarily of tax receivables and current account advances to investees.

The Group’s accounts receivable are generated largely by sales to customers who are economically and geographically dispersed. In addition, the accounts receivable are generally short-term in duration. As a result, the Group believes that there is no significant concentration of credit risk.

K. MARKETABLE SECURITIES

Marketable securities are recorded in the accompanying consolidated balance sheets at their acquisition cost and are adjusted to the lower of cost or market value. In the case of listed securities, market value is determined based on the average stock market price for the month prior to the year-end. Unrealized gains are not recognized in the Group’s consolidated financial statements. All gains and losses realized on the disposal of these securities are recognized in the accompanying consolidated statement of income in the period of transaction. Realized gains and losses and reserves for unrealized losses are recorded in “Financial income/ (loss)” in the accompanying consolidated statements of income.

L. SPECIAL CONCESSION ACCOUNTS

These liabilities include (see Note 9.3):

•	The net liabilities of the Group for the return of fixed assets received from grantors of concessions, recorded in “Tangible Assets” in the accompanying consolidated balance sheets. Depreciation calculated on these assets is charged to the special concession account in liabilities of the accompanying consolidated balance sheets. There is no impact on net income in the accompanying consolidated statements of income related to these amounts.

•	Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•	Additional amortization recorded to reduce the carrying value of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This amortization is deducted from income over the residual life of the contract.

M. RESERVES FOR CONTINGENCIES AND LOSSES

A breakdown of reserves for contingencies and losses is presented in Note 15, together with details of the calculation principles applied.

Initial application, as of January 1, 2002, of CRC Regulation No. 2000-06 led the Group to amend the accounting method adopted for reserves covering the dismantling of installations. Until December 31, 2001, the Group recorded dismantling reserves, primarily for electricity power plants, where a legal, contractual or implicit obligation to carry out the work existed. These reserves, detailed in Note 15, were accrued over the period commencing with the commissioning of the installations concerned and terminating with the initiation of dismantling operations. In accordance with the provisions of CRC Regulation No. 2000-06, the present value of these commitments is now recorded in reserves for contingencies and losses from the commissioning of the installation, with recognition of an asset incidental to the installation concerned, depreciated over its useful life. The reserve recorded is adjusted at each period-end in accordance with the principles detailed in Note 15. The impact of this change in accounting method is detailed in Note 13.6.

In accordance with the transitional measures set forth in CRC Regulation No. 2002-10 of December 12, 2002, the Group maintained the previous accounting treatments for the reserves for major repairs in 2003.

N. BONDS AND BOND DISCOUNTS

Bonds issued with discounts are recorded in liabilities at their face value. The related unamortized discounts are recorded in prepaid expenses in the accompanying consolidated balance sheets.

These discounts are amortized over the term of the related bond in proportion to accrued interest.

As of January 1, 2001, in accordance with the preferred method laid down in CRC Regulation 99-02, loan issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and financial broker commissions.

O. REVENUES

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

Additionally, revenue recognition and inventory and work-in-progress valuation methods follow the rules applicable to the different activity sectors within the Group.

The methods adopted by the companies are, therefore, retained on consolidation.

•	Electricity and Gas Production, Transport and Distribution:

In Belgium, these activities are primarily carried out by Tractebel’s subsidiaries (Electrabel, ECS, Elia, Distrigaz and Fluxys). Electricity and gas are distributed indirectly by mixed inter-municipal companies (owned by municipalities and Electrabel and accounted for under the equity method) and directly by Electrabel and Distrigaz to industrial customers and by Electrabel Customer Solutions to deregulated individual customers. Transmission services are provided by Elia for high-voltage electricity, by mixed inter-municipal companies for low-voltage electricity and by Fluxys for gas.

For individual and industrial customers which do not qualify for deregulation in Belgium, the rates that apply to the distribution customers, as well as the investments related to these activities, are subject to recommendations and approval by the Belgian Regulatory Commission of Electricity and Gas, which reports to the Federal Minister. Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel contributes, in particular, “the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company”. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all charges, actually paid for the benefit of staff assigned, directly or indirectly, to run the mixed inter-municipal company. Similarly, expenditures related to the retirement of officers assigned to the distribution activity are borne by the mixed inter-municipal companies.

•	Energy Trading:

Until December 31, 2002, energy trading activities that required net cash settlement were presented net in “Revenues”. Trading activities that required physical delivery were presented gross in both “Revenues” and “Purchases and changes in inventories”.

As of January 1, 2003, energy trading transactions for its own account are recorded within “Revenues” net of sales and purchases. The contribution of operational energy trading activities relating to assets, with the aim of optimizing production assets and fuel purchase and energy sale portfolios, is recorded at the gross amount in both “Revenues” and “Purchases and changes in inventories”.

The impacts of this change in presentation method on the 2002 income statement are as follows:

(In millions of €)	Dec. 31, 2002 adjusted for change in presentation	Dec. 31, 2002 published

Revenues	40,783.9	46,089.8

Purchases and changes in inventories	11,821.4	17,127.3

This change in presentation method did not have any impact on operating income.

The summary above reports prior period comparisons on the basis of 2002 data adjusted for the change in method.

•	Water Distribution:

Water revenues include amounts billed to customers excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes collected on behalf of local authorities totaled € 1,035.4 million € 1,081.2 million and € 894.7 million for 2003, 2002 and 2001 respectively, and are recorded on a separate line under “Receipts on behalf of local authorities” in the accompanying consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.

Water delivered but un-metered at the year-end is recognized at the estimated selling price.

•	Turnkey Engineering/Energy Services/Construction:

The Group recognizes revenue using the percentage of completion method. A reserve is provided for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, may be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully reserved.

P. DISTINCTION BETWEEN CURRENT INCOME AND EXCEPTIONAL INCOME

Exceptional income and losses in the accompanying consolidated statements of income include non-recurring items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.

In order to ensure that the financial income/(loss) in the accompanying consolidated statements of income relates to current operations, the Group has adopted an exception to the French General Chart of Accounts of 1982 whereby all capital transactions related to investments carried on the cost basis are included as components of exceptional income/(loss).

These primarily consist of allocations and reversals of reserves for investments and amounts due on investments in subsidiaries and, where applicable, losses on these same receivables. For the sake of uniformity in presenting the consolidated statements of income, these items are classified as exceptional income/ (loss), where gains and losses on disposals of securities are normally recorded. These items totaled € 51.3 million in 2003 (net allocation), € 958.6 million in 2002 (net allocation) and € 446.6 million in 2001 (net allocation).

However, for 2002 and prior fiscal years, the financial transactions of venture capital companies related to investments and amounts due from investees were recorded in current income, due to the corporate purpose of these companies. As of January 1, 2003, since the portfolio of venture capital companies was no longer material, the related transactions were no longer subject to this alternative treatment under Group standards.

Similarly, in order to maintain consistency in the presentation of financial income, and to isolate within a single income statement line item all impacts of the South-American crisis, and given the extent of the deterioration in the Argentine peso and Brazilian real exchange rates, the exchange losses recorded by subsidiaries operating in Argentina and Brazil on their liabilities denominated in strong currencies are presented in exceptional items, in the amount of € 180.6 million in 2003 (net gain), € -483.9 million in 2002 (net loss) and € -335.8 million in 2001 (loss net of the utilization of reserves for emerging country risks).

Q. TAX

The Group computes income tax in accordance with prevailing tax legislation in the countries in the various locations where income is earned.

The Group provides for deferred income tax on temporary differences between financial and tax reporting, including tax losses and tax credits available for carry-forward. Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within consolidated tax returns. Tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.

As provided in CRC Regulation No. 99-02, the Group discounts deferred tax balances to present value (relating to timing differences incurred by transactions recorded at their undiscounted value) where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced;

Discount rates are determined individually for each entity, by reference to State bond rates and based on reversal maturities. Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability balance. The fraction exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. As of December 31, 2003, unrecognized actuarial losses were not material, whereas they totaled € 13 million as of December 31, 2002.

Discounting deferred tax balances (in 2002 mainly concerning Ondeo Services UK, which was sold and accounted for under the equity method in the first half of 2003) led to a reduction in net deferred tax liabilities of € 16.5 million as of December 31, 2003 (€ 569.3 million as of December 31, 2002).

R. LIABILITIES FOR PENSION PLANS AND RELATED BENEFITS

The Group has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Such obligations generally apply to most employees of the Group.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made.

The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country or subsidiary of the Group. The discount rates are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area.

The valuation methods currently used by the Group for pension plan and similar benefit commitments, as presented in Note 19, are similar to those stipulated in IAS 19, Employee Benefits.

Amounts relating to pension plans whose commitments are greater than plan assets are included in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Where the value of the pension assets is greater than the commitments, the excess is recorded as an asset in “Prepaid expenses”.

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and fund assets. The amount exceeding 10% is spread over the average residual activity period of employees.

S. FINANCIAL INSTRUMENTS

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices.

Gains and losses on financial instruments qualifying as hedges are recognized in income in the same way as gains and losses on the items hedged. Gains and losses on foreign exchange instruments used to hedge net assets representing the Group’s investment in foreign subsidiaries are recorded under cumulative translation adjustments in shareholders’ equity and reclassified to income solely on the sale of the investment.

Certain foreign exchange, interest rate or equity instruments do not qualify as hedging transactions.

Uncompleted transactions are valued at market value at year-end and accounted for as follows:

•	Unrealized losses on interest rate and equity instruments are generally provided for, and unrealized gains are not recognized in income.

•	Changes in value for foreign exchange instruments contracted on liquid currencies are recorded as an income or expense. Otherwise, the accounting treatment for foreign exchange instruments is identical to that for interest rate or equity instruments.

The notional and market values are presented in Note 18.1. for uncompleted foreign exchange and interest rate instruments and in Note 18.2 for equity instruments.

The Group engages in energy trading activities on its own behalf and on the behalf of clients. The instruments (with or without physical delivery at maturity) are valued at market value, taking into account the liquidity positions. Unrealized gains and losses are recognized in income in the period during which the change in value occurs, except for positions deemed illiquid, for which only the unrealized losses are recorded.

The notional and market values for commodity instruments are presented in Note 18.3

T. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purposes of the accompanying consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months that are readily convertible into known amounts of cash.

The accompanying consolidated statements of cash flows show the transactions of companies included in the scope of consolidation at the year-end. The impact on cash balances of foreign exchange fluctuations (year-end rate versus opening rate and average rate for the period) and changes in Group structure resulting from transactions which did not incur any cash flow movements (for example, a public exchange offer) are identified at the bottom of the table. Cash acquired from acquisitions net of cash disposed of in divestitures is included within Investing cash flows (in a separate subheading, “Cash acquired from acquisitions net of cash disposed of in divestitures”), which also contains the cash flows to impact the related acquisition or disposal.

Certain movements impacting the balance sheet are not considered cash flows: reclassifications, mergers and partial asset transfers, and changes in accounting method.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

(In millions of €)	2003	2002	2001

Cash paid: interest	1,058.7	1,441.0	1,329.0

Cash paid: income tax	632.3	573.2	529.0

Cash paid for acquisitions accounted for as purchases:

Fair value of assets acquired (including goodwill)	2,465.0	4,662.0	5,774.0

Less liabilities assumed	(963.0)	(488.0)	(2,343.0)

Less share capital issued to sellers		—	—

Less cash acquired	(92.0)	(50.0)	(302.0)

Net cash paid	1,410.0	4,124.0	3,129.0

U. EARNINGS PER SHARE

Earnings per share is calculated based on the Group’s net income divided by the weighted average number of the parent company shares outstanding during the year. In accordance with international practice, shares outstanding are shares issued less treasury stock shares held by SUEZ or subsidiaries under its control (also on a weighted average basis), irrespective of whether such shares are recorded in marketable securities or deducted from shareholders’ equity.

All per share data presented in the five-year financial summary and at the foot of the accompanying consolidated statements of income is calculated based on the weighted average number of shares outstanding during the reporting period detailed in Note 13.8.

The weighted average number of shares and earnings per share is also analyzed for any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented on the statement of income is detailed in Note 13.8.

V. US GAAP RECONCILED FINANCIAL STATEMENTS

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with Net income and Shareholders’ equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts due to differences in Group structure (in particular, Electrabel and its subsidiaries are accounted for under the equity method under US GAAP as control criteria are not satisfied) and accounting standards, primarily as regards acquisition accounting (SUEZ-Lyonnaise des Eaux merger, minority interest buy-outs in Société Générale de Belgique, Tractebel, Sita, etc.), financial instruments, reserves, stock options and employee savings schemes.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the Internet site www.suez.com.

NOTE 2 MAJOR TRANSACTIONS AND PRO FORMA INFORMATION

2.1 Major acquisitions impacting the comparability of 2003 and 2002 figures

The Group did not make any major acquisitions in fiscal 2003 and 2002 that could impact the comparability of the corresponding figures.

2.2 Partial sale of Northumbrian

On May 16, 2003, the Group sold its interest in Ondeo Service UK (Northumbrian) to a consortium of institutional investors (Acquavit PLC), and maintained 25% of this company after refinancing. This company was listed on the London Stock Exchange.

Northumbrian has been consolidated under the equity method since January 1, 2003.

The transaction resulted in a € 360 million loss, including the recording of a write-down, based on the sale price, for the 25% retained share. The equity accounting value, net of the write-down, totaled € 197 million as of December 31, 2003.

This transaction led to a € 4,140 million reduction in tangible assets. In 2002, Northumbrian contributed € 798 million to Group consolidated revenues.

2.3 Sale of Ondeo Nalco

On September 3, 2003, the Group announced the sale of Ondeo Nalco to a consortium comprising The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners. The sale was arranged through a competitive private bidding process in the first half of the year and generated a capital loss of € 752 million.

The transaction resulted in a € 4,784 million reduction in intangible assets and goodwill.

For its annual financial statements, the Group used the alternative treatment method permitted by CRC Regulation No. 99-02, allowing the Ondeo Nalco results to be shown on one line in the income statement as of January 1, 2003 until the date of transfer of control. Similarly, had the results of Ondeo Nalco been included in the 2002 financial statements, the financial statements would have been presented as follows:

Income statement (in millions of €)	2002

Revenues*	37,964.8

Operating income before depreciation, amortization and provisions	6,205.5

Operating income	3,365.1

Financial loss	(929.5)

Exceptional loss	(1,832.0)

Income tax	(524.0)

Share in companies accounted for under the equity method**	152.0

Amortization of goodwill	(272.0)

Minority interests	822.1

Net loss, Group share	(862.5)

*	Adjusted for the change in accounting method for trading activity (cf. note 1-O).
**	Including share in net income of Ondeo Nalco.

Balance sheet—Assets (in millions of € and in net value)	2002

Intangible assets	1,654.1

Goodwill	6,176.1

Tangible assets	32,634.1

Financial assets	15,496.3

Inventories and accounts receivable	17,911.9

Marketable securities and cash and cash equivalents	8,421.5

TOTAL	82,294.0

Balance sheet—Liabilities & Shareholders’ Equity (in millions of €)	2002

Total shareholders’ equity	15,768.2

Special concession accounts	4,849.2

Reserves for contingencies and losses	9,995.2

Borrowings and long-term debt	34,470.9

Other accounts payable	17,210.5

TOTAL	82,294.0

Ondeo Nalco revenues and operating income for the first ten months of 2003 amounted to € 2.1 billion and € 0.2 billion respectively.

2.4 Partial sale of Elia in 2002

Elia, a subsidiary of Elia System Operator (ESO), was created to manage the high-voltage electricity transmission network in Belgium. On May 31, 2002, the Group sold 30% of ESO to PubliT, a company owned by several Belgian local authorities. Following this transaction, the Group held 70% of both companies. This percentage fell to 64% in 2003 following the break-up of CPTE (ESO’s parent company) in respect of the termination of the partnership between Electrabel and SPE.

The Belgian Federal Council of Ministers’ appointment of ESO to manage the transmission network was finalized on September 13, 2002. ESO and Elia, fully consolidated up until the appointment, have since been accounted for under the equity method, resulting notably from the entry into office of the new ESO non-executive directors, leading to the Group’s loss of control over this company.

This sale generated a net capital gain, Group share, of € 166.9 million and was accompanied by a resale option granted to the purchaser (the main terms and conditions of which are presented in Note 20.3 Other Commitments). The resale option, which was not exercised, expired on February 29, 2004.

In 2002, this entity contributed € 61 million to revenues. In 2003, Elia generated income accounted for under the equity method of € 58 million.

2.5 Situation in Argentina

In Argentina, although the macro-economic environment has stabilized, it continues to suffer from the peso devaluation. Negotiations between the water concession holders and the concession granting authorities have neither resulted in the implementation of rate increases nor defined new guidelines to permanently restore a financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows.

An interim agreement relating solely to the year 2004 and laying down the main principles for renegotiating the Buenos Aires concession contract is currently underway. When it will have been signed, similar interim agreements could also be signed for the Santa Fe and Cordoba concessions.

Pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in April 2003 before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedure would seek an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the devaluation’s onset. The arbitration tribunal was recently set up, but the proceedings have not formally begun.

At the same time, discussions with multilateral organizations (BID, IFC) have been held regularly since the beginning of the crisis in 2002, in order to determine a debt restructuring plan that would reduce the debt servicing requirements of concession holders as part of a global renegotiation of the concession contracts. The multilateral organizations are regularly informed of the progress of negotiations with the Argentine government.

The exceptional charges recorded for Argentina over the last financial years are presented in Note 5.

NOTE - 3 OPERATING INCOME

3.1 Other operating income:

(In millions of €)	2003	2002	2001

Internal costs allocated to capitalized assets (a)	396.2	587.4	524.0

Expense transfers (b)	131.5	130.8	206.6

Income from disposals and sales (c)	51.7	362.8	46.4

Other current income	465.5	525.3	573.3

TOTAL	1,044.9	1,606.3	1,350.3

(a)	Costs incurred in respect of tangible assets produced and used internally by the Company.
(b)	Includes capital increase costs offset against Group additional paid-in capital of € 3.3 million in 2003, € 14.7 million in 2002 (amount immaterial in 2001).
(c)	Notably includes income from disposals of construction site equipment and assets under concession, as well as income from the sale of venture capital companies in 2002 and 2001 for € 188.1 million and € 2.1 million.

3.2 Income from mixed inter-municipal companies and partnerships

(In millions of €)	2003	2002	2001

Share in mixed inter-municpal companies’ income	436.3	460.9	434.0

Partnerships	7.2	6.4	(10.2)

TOTAL	443.5	467.3	423.8

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities.

3.3 Other operating expenses consist of the following:

(In millions of €)	2003	2002	2001

Supplies and utility costs	2,443.6	1,849.7	1,662.7

Subcontracting	2,479.7	2,432.8	1,956.9

Rental and joint ownership expenses	578.1	527.1	460.9

External personnel	634.6	605.2	565.1

Repairs and maintenance	720.2	772.0	698.5

Professional fees	426.6	542.0	410.5

Other	5,096.0	6,299.9	5,320.9

TOTAL (a)	12,378.8	13,028.7	11,075.5

(a)	The decrease in other operating expenses primarily results from the equity accounting of Northumbrian (€ -204.3 million) and the sale of Nalco (€ -246.4 million).

3.4 Depreciation, amortization and provisions:

(In millions of €)	2003	2002	2001

Depreciation and amortization	1,982.7	2,613.8	2,701.5

Intangible assets	252.5	303.2	284.2

Tangible assets (a)	1,660.8	2,238.4	2,350.3

Assets under concession	69.4	72.2	67.0

Provisions	539.5	457.1	397.2

Renewal of fixed assets	95.9	93.1	70.7

Inventories, accounts receivable and marketable securities	86.3	54.9	215.2

Contingencies and losses	369.1	277.8	127.2

Other	(11.8)	31.3	(15.9)

Total	2,522.2	3,070.9	3,098.7

(a)	Including depreciation relating to assets held under capital lease contracts of € 96.2 million in 2003, € 98.1 million in 2002 and € 69.5 million in 2001. The decrease in tangible asset depreciation is primarily due to the equity accounting of Northumbrian (€ -129 million), the disposal of Nalco (€ -117 million), and the extension of the depreciation period for nuclear power stations (€ -71 million, see Note 1.E).

NOTE - 4 FINANCIAL INCOME

(In millions of €)	2003	2002	2001

Dividends from investments (a)	118.3	338.3	158.7

Net interest and similar expenses	(1,097.8)	(1,385.4)	(1,628.2)

Net allocations to provisions for losses on marketable securities	(128.5)	(122.7)	(35.5)

Other financial income	227.9	193.8	247.3

Financial loss	(880.1)	(976.0)	(1,257.7)

(a)	The decrease in Dividends from investments is explained by non-consolidated securities sold in 2002, for which dividends were no longer received in 2003.

NOTE - 5 EXCEPTIONAL INCOME

(In millions of €)	2003	2002	2001

Capital gains or losses on disposal, net	(953.8)	600.6	1,645.8

Other exceptional expenses, net	(1,803.6)	(2,384.3)	(819.6)

Exceptional income/(loss)	(2,757.4)	(1,783.7)	826.2

5.1 Capital gains or losses on disposal, net

In 2003, net capital losses were comprised of capital losses on disposal of Nalco (€ -752 million) and Northumbrian (€ -360 million), and losses relating to various listed securities (Axa, Total, Fortis, SES, Iberdrola, etc.) for € -54 million, offset by a capital gain of € 226 million on the sale of the Cespa shares.

In 2002, capital gains primarily concerned the sale of securities of TPS (€ 169.8 million), Scottish Power (€ 112.1 million), Château d’Eau (€ 90.2 million), Arcelor (€ 51.4 million), Iberdrola (€ 103.6 million), Acesa (€ 108.5 million), Adeslas (€ 82.8 million) and the partial sale of Elia (see Note 2.4, € 538.9 million). The line item also included capital gains realized on the sale of various real-estate assets (€ 188.3 million) leased back by the Group (see Note 20.2), and the impact of the sale of and allocations to / reversals of provisions against Axa (€ -225.4 million) and Fortis (€ -244.6 million) securities. Finally, there were provisions against the portfolio of miscellaneous listed and unlisted securities (€ -353 million).

In 2001, net capital gains primarily comprised the € 310.3 million dilution gain recognized on the regrouping of SUEZ and France Télécom cable activities, the sale of Vinci securities in the amount of € 298 million and Fortis securities in the amount of € 100 million, sales of Total securities (€ 164.6 million) and SES exchange capital gains (€ 137.8 million). This line item also included the impact of the conversion of the AXA bonds into securities on January 1, 2001 (treated as an exchange transaction) and write-down provisions against this line for a net amount of € 256.1 million. Some of these disposals were accompanied by financial instruments (collars or equity swaps), under which SUEZ temporarily retained the risks and benefits associated with fluctuations in the market value of the securities. These instruments matured in 2002.

5.2 Other exceptional expenses, net

In 2003, other net exceptional expenses were comprised of various charges and provisions for restructuring (€ -198 million), and asset write-downs or provisions for losses on planned disposals for € -1,070 million (including € -754 million for Noos, and € -150 million for LDCOM). In addition, this line item includes a charge of € -466 million for impairments or write-down of certain assets (major items included: € -73 million for listed securities, € -147 million in regard to goodwill balances for the Water distribution US affiliates, € -100 million regarding the exceptional goodwill amortization for the Waste Services German subsidiaries, and € -47 million for the write-down of goodwill for other Waste Services subsidiaries). Finally, other exceptional expenses include a € -73 million adjustment related to various charges and provisions resulting from the withdrawal from contracts, particularly Puerto Rico.

In 2002, other net exceptional expenses included the impact of the South-American crisis in the amount of € -826.1 million. These exceptional expenses also included various charges and provisions relating to the discontinuation of activities (€ -299.1 million, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of € -786.6 million related to value adjustments to certain assets (including € -162 million for the write-down of goodwill balances of German subsidiaries in the Waste Services sector, € -175 million for the write-down of securities and other assets in the Communication sector, € -143 for the write-down of goodwill balances of Chilean water subsidiaries and € -242 million for the write-down of Dutch energy subsidiaries). Finally, this account includes various restructuring costs and provisions (€ -168.3 million).

In 2001, other net exceptional expenses primarily comprised restructuring costs (€ 198.9 million, including € 103.4 million related to the 2003 Transform program launched by Electrabel and supply chain integration and restructuring costs of € 91.0 million incurred by Ondeo Nalco), asset write-downs (€ 360.9 million, primarily in the Communication and Waste Services sectors) and exceptional capital losses net of reversals of provisions for emerging country risk (€ 335.8 million, including € 314.4 million related to the devaluation of the Argentine peso).

NOTE – 6 INCOME TAX

6.1 Income Tax

Income before income tax and goodwill amortization of consolidated companies breaks down as follows:

(In millions of €)	2003	2002	2001

Current income	2,324.8	2,731.6	2,806.1

Exceptional income/(loss)	(2,757.4)	(1,783.7)	826.2

Income before income tax and goodwill amortization	(432.6)	947.9	3,632.3

French companies	(1,048.0)	(694.1)	746.6

Foreign companies	615.4	1,642.0	2,885.7

Income before income tax and goodwill amortization	(432.6)	947.9	3,632.3

A reconciliation of the French statutory income tax rate (35.43% since 2002, and 36.43% in 2001) with the Group’s effective income tax charge for the years ended December 31 is presented below:

(In millions of €)	2003	2002	2001

Income before income tax and goodwill amortization multiplied by statutory rate	153.3	(335.9)	(1,323.2)

Impact of:

Taxation in jurisdictions outside of France	63.4	(20.3)	21.7

Permanent differences	(45.3)	249.6	437.6

Capital gains and other income taxed at a reduced rate or nil (a)	211.1	84.0	247.1

Additional tax expense (b)	(79.4)	(53.4)	(70.0)

Discounting of deferred tax balances	(0.9)	52.4	13.4

Unrecorded deferred tax assets on timing differences and tax loss carrry-forwards (c)	(1,048.2)	(732.9)	27.7

Change in tax rates of deferred tax liabilities or assets	(5.7)	(23.8)	(12.5)

Tax credits	19.1	66.3	11.9

Other	11.6	56.9	(75.7)

Actual income tax charge	(721.0)	(657.1)	(722.0)

Effective tax rate (actual income tax charge divided by income before income tax and goodwill amortization)	nm	69.3%	19.9%

(a)	Including non-deductible capital gains in Belgium, reduced taxation rate for the capital gain on the Cespa disposal and the impact of special tax regimes applied to Belgian coordination centers.
(b)	Including the 5% tax payable on dividends in Belgium.
(c)	The change in 2003 is primarily due to the non-recognition of deferred tax assets for net operating loss carry-forwards generated by the tax consolidation group created around SUEZ, and the indefinite loss carry-forward that arose in 2003 for the parent company of the US tax consolidation group following the Nalco disposal.

The income tax charge for the years ended December 31 breaks down as follows:

(In millions of €)	Income tax on current income			Income tax on exceptional income			Total

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Current income tax

French companies	(82.4)	(3.6)	56.8	9.8	(54.0)	(127.4)	(72.6)	(57.6)	(70.6)

Foreign companies	(535.8)	(558.1)	(557.4)	(74.3)	150.6	(3.8)	(610.1)	(407.5)	(561.2)

Total	(618.2)	(561.7)	(500.6)	(64.5)	96.6	(131.2)	(682.7)	(465.1)	(631.8)

Deferred income tax

French companies	(4.4)	(19.9)	(16.8)	8.2	5.7	(12.1)	3.8	(14.2)	(28.9)

Foreign companies	(51.9)	(139.9)	(168.3)	9.8	(37.9)	107.0	(42.1)	(177.8)	(61.3)

Total	(56.3)	(159.8)	(185.1)	18.0	(32.2)	94.9	(38.3)	(192.0)	(90.2)

Total income tax charge	(674.5)	(721.5)	(685.7)	(46.5)	64.4	(36.3)	(721.0)	(657.1)	(722.0)

In 2003, SUEZ was the parent company of a tax consolidation group comprised of 191 companies. Other tax groups are formed in France where possible.

As of December 31, 2003, the Group had net operating loss carry-forwards (NOLs) and tax credits carried forward of € 10,126.4 million, which will expire as follows:

(In millions of €)	NOLs and tax credits carried forward

2004	61.6

2005	60.1

2006	130.1

2007	414.6

2008	230.5

2009 and thereafter	9,229.5

Total (a)	10,126.4

(a)	Among the aforementioned tax loss carry-forwards, those generated by French entities may be carried forward indefinitely as from 2004.

6.2 Deferred tax

Net deferred tax liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

(In millions of €)	2003	2002	2001

Deferred tax assets:

Net operating loss carry-forwards	2,831.9	1,570.9	963.6

Pension commitments	622.3	652.5	816.1

Accrued liabilities	1,068.8	886.8	887.8

Unrecorded deferred tax assets (a)	(2,408.1)	(1,484.4)	(957.0)

Other	642.0	866.2	708.3

Total	2,756.9	2,492.0	2,418.8

Deferred tax liabilities:

Intangible asset fair value adjustments	(154.7)	(1,078.2)	(1,342.6)

Differences between tax and accounting values of fixed assets (c)	(595.9)	(1,394.9)	(1,364.4)

Tax-driven reserves	(225.7)	(236.1)	(219.6)

Discounting of deferred tax liabilities (c)	16.5	569.3	564.4

Other	(1,789.4)	(1,410.0)	(1,184.8)

Total	(2,749.2)	(3,549.9)	(3,547.0)

Net deferred tax liabilities	7.7	(1,057.9)	(1,128.2)

(a)	Unrecorded deferred tax assets.
Unrecorded deferred tax assets in respect of the SUEZ tax consolidation group alone amounted to € 885.0 million at the end of 2003 (€ 627.4 million as of December 31, 2002). The increase in 2003 was primarily due to the non-recognition of deferred tax assets relating to loss carry-forwards generated over the period.
(b)	The decrease in this line item is due to the Nalco disposal.
(c)	The decrease is attributable to the equity accounting of Northumbrian.

The most distant date for utilizing net deferred tax assets not recorded in the consolidated balance sheet must be considered to be infinite, since most losses may be carried forward indefinitely.

Movements in net deferred tax liabilities recorded in the consolidated balance sheet, after netting of deferred tax assets and liabilities by tax entity, break down as follows:

(In millions of €)	Assets	Liabilities	Net positions

As of December 31, 2002	839.1	(1,897.0)	(1,057.9)

Net income for the period	379.0	(417.3)	(38.3)

Other (in particular changes in scope of consolidation)	(111.1)	1,215.0	1,103.9

Impact of netting by tax entity	(211.3)	211.3	0.0

As of December 31, 2003	895.7	(888.0)	7.7

NOTE - 7 COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

(In millions of €)	2003		2002		2001

	Equity	Net income/ (loss)	Equity	Net income/ (loss)	Net income/ (loss)

Belgian mixed inter-municipal companies (a)	2,233.1	0.8	2,345.2	2.6	21.7

Compagnie Nationale du Rhône (CNR) (b)	326.6	0.7	–	–	–

Northumbrian group (c)	197.2	(6.6)	5.7	1.3	(1.0)

Elia (d)	154.4	58.1	145.1	27.6	–

United Power Company	32.6	2.1	–	–	–

Malaysian water companies	23.8	3.6	28.6	3.1	5.9

Belgonucléaire	10.6	3.7	19.6	6.9	6.9

Ormas Ambiental (Waste Services, Argentina)	(13.9)	5.9	(22.1)	(24.7)	(12.1)

Maynilad Water Services	(38.6)	(6.7)	(45.3)	(10.3)	(43.8)

Polaniec (e)	–	–	99.8	5.0	5.4

Cem (Macau electricity company)	–	–	–	–	14.0

Nalco (f)	–	13.0	–	–	–

Umicore (non-ferrous metals) (g)	–	17.1	283.1	15.1	34.5

Télévision par Satellite (TPS)	–	–	–	(5.5)	(34.2)

Other (h)	407.7	74.0	410.7	30.3	336.4

TOTAL	3,333.5	165.7	3,270.4	51.4	333.7

(a)	Electrabel’s share in the income of mixed inter-municipal companies is included in operating income (see Note 3.2 for further details).
(b)	Following the acquisitions in June 2003 from various municipalities and in December 2003 from EDF, Electrabel holds 47.88% of the CNR share capital as of December 31, 2003.
(c)	Accounted for under the equity method as of January 1, 2003 following the partial sale (see Note 2.2).
(d)	Following the appointment of ESO to manage the transmission network by the Belgian Federal Council of Ministers on September 13, 2002 and the entry into office of the new ESO independent directors, ESO and Elia are accounted for under the equity method..
(e)	Fully consolidated in 2003 after the 100% buy-out of the company.
(f)	Net income/(loss) prior to disposal (accounted for under the equity method from January 1 to October 31, 2003, see Note 2.3).
(g)	Following the partial disposals and the Group dilution in Umicore as a result of the 2003 share capital increase, the company was accounted for under the equity method until December 31, 2003 and deconsolidated as of this date.
(h)	Including since 2001, Fortis for € 292.6 million.

The Group received dividends from companies accounted for under the equity method of € 606.5 million, € 492.7 million and € 529.2 million in 2003, 2002, and 2001, respectively.

Goodwill related to companies accounted for under the equity method are not included in “Companies accounted for under the equity method” but rather in “Goodwill” and totaled € 128.4 million as of December 31, 2003, compared to € 50.6 million as of December 31, 2002 and € 168.7 million as of December 31, 2001. (see Note 8).

Combined summarized financial information, prepared in accordance with Belgian GAAP, with respect to the main affiliates accounted for under the equity method, namely the Belgian mixed inter-municipal companies, is presented below as of December 31, 2003 and 2002:

(In millions of €)	2003	2002

Balance sheet information

Total current assets	3,544	3,988

Total assets	10,917	9,936

Total current liabilities	3,241	3,928

Total liabilities	3,900	4,373

Shareholders’ equity	7,017	5,562

Total liabilities and shareholders’ equity	10,917	9,936

Income statement information

Revenues	4,928	5,204

Other operating income	146	154

Operating expenses	4,007	4,329

Net income	1,070	1,567

NOTE - 8 GOODWILL

(In millions of € and in net book value)	Positive	Negative

Balance sheet as of December 31, 2001	10,319.3	(217.0)

Goodwill recorded in 2002	487.0	(141.9)

Significant changes include:	–	–

Acquisition of an additional stake in Tractebel	140.0	–

Acquisition of Electrabel securities by Tractebel	91.4	–

Téris (acquisition of 50% from Rhodia)	37.2	–

Changes in consolidation scope and unrealized foreign exchange gains and losses (a)	(1,033.8)	(5.5)

Amortization expense	(413.0)	30.4

Exceptional amortization (b)	(648.6)	–

Balance sheet as of December 31, 2002	8710.9	(334.0)

Goodwill recorded in 2003	712.6	(6.5)

Significant changes include:	–	–

Electrabel (from 45.32% to 50.12%)	359.5	–

Compagnie Nationale du Rhône (CNR)	96.1	–

Tirreno Power	81.0	–

ACEA group	38.4	–

Changes in consolidation scope and unrealized foreign exchange gains and losses (c)	(2,885.7)	74.1

Amortization expense	(287.3)	20.5

Exceptional amortization (d)	(399.0)	–

Balance sheet as of December 31, 2003	5,851.5	(245.9)

(a)	Notably the impact of exchange rate fluctuations in the amount of € -662.4 million and sales in the amount of € -275.8 million (mainly Thai power plants, Coficem, Château d’eau and TPS).
(b)	Included in the Statement of income in Other net exceptional expenses. Primarily concerns in 2002, the write-down of goodwill balances of certain subsidiaries operating in the Waste Services business in Germany (€ 162.3 million), the Water business in Chile (€ 143.4 million) and Argentina (€ 74.6 million) and the Energy business in Holland (€ 242.0 million).
(c)	Comprises the impact of exchange rate fluctuations in the amount of € -175.4 million and sales in the amount of € -2,752.2 million (particularly Nalco for € -2,584.4 million, Cespa for € -32.4 million, and Northumbrian for € -46.0 million).
(d)	In 2003, comprised primarily of the € 309.1 million sale of operating units as part of the Group’s continuing operation strategy, specifically the write-down of goodwill for the US subsidiaries in Water distribution (€ -146,9 million), and an additional write-down in the Waste Services business line in Germany (€ -100.0 million). As necessitated by revised profit forecasts of the entities concerned, these write-downs brought the value of these entities on consolidation into line with their fair value (see Note 1-F).

The breakdown by segment is as follows (based on the related segment of parent companies):

(In millions of € and in net book value)	2003	2002

Positive goodwill

ENERGY	3,268.3	2,900.9

SEIS	8.3	2,593.8

SUEZ ENVIRONNEMENT (SE, formerly SELS)	1,866.7	2,366.7

Other (a)	708.2	849.5

TOTAL	5,851.5	8,710.9

Negative goodwill

ENERGY	206.3	215.6

SEIS	0.1	0.1

SUEZ ENVIRONNEMENT (SE, formerly SELS)	39.5	115.1

Other	–	3.2

TOTAL	245.9	334.0

(a)	For 2003 and 2002, the goodwill from companies in the Other segment concerns subsidiaries in Energy (€ 320.7 million and € 348.7 million respectively), SE (€ 194.9 million and € 223.7 million respectively) and Communication (€ 192.7 million and € 277.1 million respectively).

NOTE - 9 TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1 Tangible and intangible assets

		Movements during the year

(In millions of €)	As of December 31, 2002	Consolidation scope and foreign exchange gains/ (losses) (a)	Additions ( b)	Other movements (c)	As of December 31, 2003

Intangible assets	5,423.6	(2,594.2)	216.9	195.9	3,242.2

Assets owned outright	52,200.0	(8,816.3)	2,400.6	(1,337.9)	44,446.4

Assets under concession	8,249.7	(64.8)	178.2	106.8	8,469.9

Tangible assets	60,449.7	(8,881.1)	2,578.8	(1,231.1)	52,916.3

(a)	Decrease in scope mainly results from the impact of the Northumbrian disposal (€ -5,120.5 million) following its accounting under the equity method, the disposal of Nalco (€ -4,217.3 million), Cespa (€ -450.5 million), the partial disposal of CPTE for € -829.2 million, offset by the full consolidation of Polaniec (€ 673.8 million), and the entry into the scope of consolidation of Tirreno Power for € 530.7 million. Also includes the negative impact of foreign exchange fluctuations following the depreciation of the US dollar and the pound sterling for € -1,514.3 million and € -76.7 million respectively.
(b)	Additions mainly result from Tractebel Power Inc. (€ 399.1 million), Electrabel (€ 200.0 million) and Baymina (€ 100.0 million).
(c)	Includes the impact of disposals and eliminations (€ -898.8 million) and, among assets under concession, capital expenditure financed or contributed by third parties (local authorities, water authorities) for € 123.2 million.

Depreciation and amortization:		Movements during the year

(In millions of €)	As of December 31, 2002	Consolidation scope and foreign exchange gains/ (losses) (a)	Allocations (b)	Other movements (c)	As of December 31, 2003

Accumulated amortization, intangible assets	1,520.6	(347.9)	434.2	2.5	1,609.4

Assets owned outright	24,528.2	(2,566.9)	1,682.5	(723.8)	22,920.0

Assets under concession	2,645.7	(21.9)	50.3	194.9	2,869.0

Accumulated amortization, tangible assets	27,173.9	(2,588.8)	1,732.8	(528.9)	25,789.0

(a)	Decrease in scope mainly results from the impact of the Nalco disposal for € -1,326.7 million, the equity accounting of Northumbrian for € -980.0 million, the disposal of Cespa for € -204.6 million and the partial disposal of CPTE for € -402.8 million.
Increase in scope results from the full consolidation of Polaniec for € 416.5 million and Tirreno Power for € 247.0 million. Includes the impact of the depreciation of the US dollar and pound sterling for € -285.6 million and € -34.1 million.
(b)	Includes the impact of the NOOS network impairment for € -150.0 million.
(c)	Includes the impact of disposals and eliminations (€ -595.5 million) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (€ 189.5 million).

9.2 Tangible assets owned outright

(In millions of €)	2003	2002	2001

Land	1,282.0	817.2	1,031.5

Buildings	3,405.4	4,731.8	5,971.9

Machinery and equipment	11,290.2	15,783.2	17,753.6

Capitalized dismantling and asset retirement costs (a)	161.9	163.8	—

Vehicles	584.7	623.9	666.1

Fixed assets under capital lease	1,202.8	908.0	1,058.8

Construction in progress and down-payments	2,377.0	2,989.5	3,796.2

Other fixed assets	1,222.4	1,654.4	2,181.0

Total net value	21,526.4	27,671.8	32,459.1

(a)	See Note 1-M.

Fixed assets under capital lease as of December 31, 2003, 2002 and 2001 break down as follows:

(In millions of €)	2003	2002	2001

Buildings	270.3	270.0	380.9

Machinery and equipment	1,321.4	921.5	837.1

Vehicles and other tangible fixed assets	104.7	217.7	272.0

Gross fixed assets under capital lease	1,696.4	1,409.2	1,490.0

Accumulated depreciation	(493.6)	(501.2)	(431.2)

Net fixed assets under capital lease	1,202.8	908.0	1,058.8

The decrease in 2003 of buildings and machinery and equipment is primarily the result of the equity accounting of Northumbrian (€ -486.1 million and € -3,124.7 million, respectively) and the disposal of Nalco (€ -76.0 million and € -382.0 million, respectively).

The decrease in 2002 in tangible fixed assets owned outright or under capital lease is due to sales of real-estate assets during the period (see Note 5).

Depreciation of and provisions against tangible fixed assets owned outright (€ 1,682.5 million, € 2,331.4 million and € 2,381.8 million for 2003, 2002 and 2001 respectively) are primarily included in “Depreciation, amortization and provisions” in the accompanying consolidated statements of income.

9.3 Tangible assets under concession

(In millions of €)	2003	2002	2001

Placed under concession by the concession holder	2,058.1	1,949.4	1,966.6

Placed under concession by the concession grantor	3,542.8	3,654.6	3,565.9

Net value-assets	5,600.9	5,604.0	5,532.5

Financing by third parties	277.1	292.9	295.9

Counterpart of fixed assets received	3,542.8	3,654.6	3,565.9

Additional amortization due to asset lives greater than concession duration	1,027.5	901.7	806.8

Concession accounts-liabilities	4,847.4	4,849.2	4,668.6

Total net book value	753.5	754.8	863.9

9.4 Intangible assets

(In millions of €)	2003	2002	2001

Intangible assets resulting from the acquisition of SEIS and SE companies (a)	169.7	2,191.9	2,671.5

Purchased goodwill	129.6	296.8	107.5

Software	163.0	192.2	189.0

Intangible rights related to concession contracts (b)	533.3	481.2	484.5

Other intangibles (c)	637.2	740.9	782.4

Total net value	1,632.8	3,903.0	4,234.9

(a)	At the end of 2003, this mainly concerns the Water rights of Aguas Andinas (total net value = € 169.7 million; see Note 1-C).
At the end of 2002, this also included intangibles (customer portfolio, brands, patents and licenses, amortized over their useful life which does not exceed 30 years) of Nalco, sold in 2003, for a total net value of € 2,024.8 million.
(b)	Intangible assets relating to concession contracts are costs paid or payable in return for concession rights. These costs are amortized on a straight-line basis over the term of the contract to which they relate.
(c)	The decrease in 2003 results from the write-down recorded by Noos for the civil engineering user right granted by France Telecom (€ 150 million) and from its amortization over its legally protected term of 20 years.

Amortization of and provisions against intangible assets (€ 434.2 million, € 327.8 million, and € 321.5 million for 2003, 2002 and 2001 respectively) are primarily included in “Depreciation, amortization and provisions” in the accompanying consolidated statements of income.

NOTE - 10 INVESTMENTS AND MARKETABLE SECURITIES

10.1 Equity securities and other investments

The main equity securities and other investments are as follows:

	As of December 31, 2003		As of December 31, 2002		As of December 31, 2001

(In millions of €)	Market or estimated value	Net book value	Market or estimated value	Net book value	Market or estimated value	Net book value

Fortis (a)	297.6	292.5	1,669.3	1,669.3	3,978.0	2,278.9

Total	14.8	14.2	527.4	527.4	1,211.4	953.9

Union Fenosa	90.2	86.5	76.0	77.7	–	–

Iberdrola	–	–	–	–	605.2	467.8

Axa	–	–	–	–	542.2	542.2

SES Global	–	–	106.4	106.4	199.6	197.2

Acesa	–	–	–	–	166.5	61.9

Arcelor	–	–	–	–	70.0	32.8

Ora Galilée/Marignan (b)	–	–	–	–	195.1	195.1

LDCOM (b)	235.0	235.0	389.9	389.9	–	–

Gas Natural	211.8	203.2	209.7	208.8	–	–

Repurchase agreements (c)	–	–	1,107.4	1,107.4	–	–

Umicore (d)	181.3	181.3	–	–	–	–

Other	1,453.8	1,191.2	1,648.4	1,646.7	2,250.0	1,923.3

TOTAL	2,484.5	2,203.9	5,734.5	5,733.6	9,218.0	6,653.1

(a)	During 2003, the 70 million Fortis shares backed by the share redeemable bond issued during the period were reclassified in marketable securities (See Note 10.4)
(b)	During the first half of 2002, SUEZ purchased the entire share capital of Galilée Développement and Marignan Investissements, which in turn hold 47.7% of the share capital of FirstMark Communications France (FMCF) for € 0.1 million. All FMCF shares held by the Group were then contributed to LDCOM, SUEZ having subscribed to two LDCOM share capital issues in the amount of € 200 million. As of December 31, 2003, SUEZ’s stake in LDCOM, after impairment, is € 235.0 million, representing 16.65% of the share capital.
(c)	Within the context of the active management of these equity securities, the Group entered into a number of share repurchase agreements and equivalents in 2002, the securities concerned being retained in the consolidated balance sheet. These corresponded to investments in Axa (11.3 million shares, for a net book value of € 157.1 million), Fortis (38.7 million shares, for a net book value of € 636.2 million), Total (1.5 million shares for a net book value of € 204.4 million) and Vinci (2 million shares for a net book value of € 109.7 million). All the securities concerned were sold in 2003.
(d)	Following the partial disposals and the Group dilution in Umicore as a result of the 2003 share capital increase, the company was accounted for under the equity method until December 31, 2003 and deconsolidated after that date.

The movements break down as follows:

(In millions of €)

As of December 31, 2001	6,653.1

Acquisitions (a)	3,184.3

Disposals, net book value (b)	(2,961.2)

Net allocations to reserves	(807.1)

Changes in consolidation scope, exchange rate fluctuations and other changes (c)	(335.5)

As of December 31, 2002	5,733.6

Acquisitions (a)	115.5

Disposals, net book value (b)	(2,097.8)

Net allocations to reserves	(161.4)

Changes in consolidation scope, exchange rate fluctuations and other changes (c)	(1,386.0)

As of December 31, 2003	2,203.9

(a)	In 2002, the main acquisitions concerned the securities of Total (€ 1,075.9 million), Fortis (€ 579 million), LDCOM and Gas Natural. In 2003, the main acquisitions involved Seanergie (€ 19.6 million) and LGAI (€ 11.0 million) securities.
(b)	In 2002, the main disposals concerned the securities of Total (€ 1,061.9 million), Fortis (€ 322.2 million), Arcelor and Labeyrie. In 2003, the main disposals involved Fortis (€ 837.8 million), Total (€ 718.9 million), AXA (€ 157.1 million), SES Global (€ 106.4 million) and Vinci (€ 109.7 million).
(c)	In 2002, this line item comprised the impact of the contribution of the FirstMark Communications France (FMCF) shares to LDCOM, the first consolidation of the NTL subsidiaries in France and goodwill. In 2003, changes primarily included the impact of the reclassification into marketable securities of the € -1,190 million in Fortis shares backed by the share redeemable bond, the first consolidation of Acea Electrabel (€ 200.2 million) and the deconsolidation of Umicore (€ 181.3 million).

Gains and losses realized by the Group on the disposal of equity securities totaled € -786 million, € 556.6 million, € 933.8 million (before reversal of provisions) in 2003, 2002 and 2001 respectively, and are included in the accompanying consolidated statements of income as “Exceptional income”.

10.2 Companies accounted for under the equity method (See NOTE - 7)

10.3 Other assets:

Other assets are primarily comprised of the Group loan to Elia in the net amount of € 642.5 million. In 2002, the line item was also comprised of loans granted by SUEZ as part of its Cable activities (SUEZ Lyonnaise Telecom, 50.1% proportionally consolidated company), maturing within one year and accompanied by clauses for some loans enabling their repayment in SUEZ Lyonnaise Telecom shares (these items, for a net amount of € 487.7 million in 2002, were fully written down as of December 31, 2003).

10.4 Marketable securities

The estimated fair value of the Group’s marketable securities as of December 31, 2003 was € 5,022.4 million (€ 2,583 million at the end of 2002) with an unrealized capital gain of € 7.4 million (€ 7.3 million in 2002).

As of December 31, 2003, marketable securities mainly included treasury notes, mutual fund shares and the Fortis shares backed by the share redeemable bond (€ 1,190 million).

The net reversal provisions against marketable securities are recorded in financial income and amounted to € 3.7 million in 2003, compared to net allocations of € 6.7 million in 2002 and € 5.1 million in 2001.

Net gains and losses from sales of marketable securities, included in other net financial income as total income from marketable securities (see Note 4), consisted of the following:

(In millions of €)	Gains	Losses	Total

2003	112.4	(81.0)	31.4

2002	67.8	(60.4)	7.4

2001	37.2	(5.5)	31.7

NOTE 11 – CURRENT ASSETS

11.1 Inventories and work-in-progress

	As of December 31, 2003			As of December 31, 2002			As of December 31, 2000

(In millions of €)	Gross	Reserves	Net	Gross	Reserves	Net	Gross	Reserves	Net

Raw materials (a)	884.1	70.6	813.5	1,063.5	75.2	988.3	1,052.6	74.2	978.4

Work in-progress (a)	764.2	30.1	734.1	1,220.3	53.7	1,166.6	2,659.3	35.8	2,623.5

Finished products and goods	307.4	4.9	302.5	506.4	8.7	497.7	615.5	14.1	601.4

Total	1,955.7	105.6	1,850.1	2,790.2	137.6	2,652.6	4,327.4	124.1	4,203.3

(a)	The change in 2003 for raw materials and finished products is due to the disposal of Nalco (€ -64.1 million and € -170.3 million respectively). The change in work-in-progress in 2002 is related to deduction of advances and down-payments received by the Energy companies acquired in 2001. The movement must be considered in conjunction with the movement in advances and down-payments received on orders recorded in liabilities.

11.2 Trade accounts and notes receivable

The Group implemented a debt securitization program in 2002 and pursued it in 2003. The principal characteristics are described in Note 20.5.

NOTE 12 – PREPAID EXPENSES AND DEFERRED INCOME

	2003		2002		2001

(in millions of €)	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income

Prepaid expenses on pensions (a)	140.1	–	329.7	–	199.0	–

Deferred tax (b)	895.7	888.0	839.1	1,897.0	999.3	2,127.5

Bond discounts	157.2	–	91.5	–	110.1	–

Expenses to be amortized	317.2	–	265.0	–	281.5	–

Advance billing	–	214.5	–	201.8	–	180.0

Other prepayments and accruals	844.5	1,682.0	775.2	1,936.7	637.9	2,194.0

TOTAL	2,354.7	2,784.5	2,300.5	4,035.5	2,227.8	4,501.5

(a)	See Note 19 for the breakdown of pension plan commitments.
(b)	See Note 6 for changes in deferred tax.

NOTE 13 – SHAREHOLDERS’ EQUITY

13.1 Share capital

The Group’s share capital consisted of:

As of:	Number of shares making up the share capital	Par value (in €)	Share capital (in millions of €)

December 31, 2003	1,007,679,806	2	2,015.3

December 31, 2002	1,007,422,403	2	2,014.8

December 31, 2001	1,026,280,965	2	2,052.6

Generally, each holder of shares is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2 Consolidated reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital par value. This reserve cannot be distributed to shareholders other than in liquidation.

Not all consolidated reserves may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled € 16,147.4 million as of December 31, 2003, € 18,994.0 million as of December 31, 2002, and € 19,795.3 million as of December 31, 2001.

13.3 Cumulative translation adjustments

In millions of €	As of December 31, 2003	Change	As of December 31, 2002	As of December 31, 2001

Euro zone	(51.8)	38.3	(90.1)	(88.0)

Dollar zone (US$ and CA$)	(690.0)	(553.2)	(136.8)	431.0

Pounds sterling	(35.8)	(63.8)	28.0	190.9

Brazilian real	(953.0)	35.1	(988.1)	(338.0)

Argentine peso	(220.4)	39.1	(259.5)	(92.9)

Other currencies (a)	(287.8)	(43.3)	(244.5)	9.3

TOTAL	(2,238.8)	(547.8)	(1,691.0)	112.3

(a)	The change observed includes, in 2003, the impact of the deterioration in exchange rates for the Thai baht (€ -109.4 million) and, in 2002, the Chilean peso (€ -140.8 million).

13.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the shareholders’ annual general meetings held on April 25, 2003. This program provides for the purchase of a maximum of 10% of the share capital as of the Annual General Meeting date.. It also requires that the accrued amount of acquisitions net of charges must not exceed the sum of € 3.6 billion, the maximum purchase price must not exceed € 36 per share and the minimum selling price may not be less than € 12 per share.

Under this program, 1,452,909 shares were purchased in 2003 for a total of € 15.7 million and 1,219,175 shares were sold for € 17.8 million.

Treasury stock (see Note 1.A) deducted from consolidated shareholders’ equity as of December 31, 2003 comprised 13,656,943 shares (compared to 13,658,943 shares as of December 31, 2002 and 25,922,892 shares as of December 31, 2001) for a total value of € 372.6 million (€ 372.6 million as of December 31, 2002 and € 830.5 million as of December 31, 2001).

Of these, Group shares owned by fully or proportionally consolidated subsidiaries and deducted from shareholders’ equity totaled € 3.6 million as of December 31, 2003 compared to € 72.5 million as of December 31, 2002 and December 31, 2001, SUEZ having purchased the treasury stock previously held by its subsidiary, Société Générale de Belgique, in 2003.

	In millions of €			Number shares
	Deducted from SH’s equity	Marketable securities	Total	Deducted from SH’s equity	Marketable securities	Total

December 31, 2002	372.6	2.0	374.6	13,658,943	208,596	13,867,539

Purchases by the parent company	–	15.7	15.7	–	1,452,909	1,452,909

Sales by the parent company	–	(12.3)	(12.3)	–	(1,217,175)	(1,217,175)

Write-downs by the parent company	–	0.5	0.5	–	–	–

Sales by other Group companies	ns	–	ns	(2,000)	–	(2,000)

December 31, 2003	372.6	5.9	378.5	13,656,943	444,330	14,101,273

The Board of Directors meeting of November 20, 2002 decided to reclassify in Other financial assets, 12,625,000 treasury shares initially recorded in marketable securities and held to cover stock purchase options granted to employees. As a result of recent stock market movements, the exercise conditions of these options are, in the Group’s opinion, no longer attractive to employees. In accordance with the transitional measures provided in opinion 2002-D of December 18, 2002 issued by the French Accounting Regulation Committee Urgent Issues Taskforce, this reclassification was performed at net book value as of June 30, 2002, or € 348.6 million.

13.5 Transactions resulting in goodwill being charged against net equity

•	Merger of Lyonnaise des Eaux and Compagnie de SUEZ in 1997

The goodwill relating to this transaction (€ 712.3 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts over the expected lives of the underlying businesses as detailed in note 1-D. The corresponding goodwill amortization expense would have amounted to € 6 million in 2003.

The sale of Fortis B and Elia securities in 2001 and 2002 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of € 77.3 million and € 128.2 million respectively. These amounts take account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

In 2002, the exceptional write-down of Fortis and Coditel goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, totaled € 992.0 million. This amount takes account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

•	Public offer of exchange for Société Générale de Belgique (SGB) in 1998

The goodwill relating to this transaction (€ 2,494.7 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses, that is 40 years for Energy activities and 20 years for all other activities. The corresponding recurring goodwill amortization expense would have amounted to € 34.4 million in 2003.

In 2003, the exceptional write-down of goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, totaled € 400 million. This amount takes account of similar effects relating to the public offer of exchange for Tractebel described below.

•	Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (€ 5,695.5 million) was charged directly against associated paid-in capital and allocated to the principal Tractebel subsidiaries. It is subject to an accounting treatment comparable to that described above, based on an amortization period of 40 years (theoretical recurring charge in 2003: € 140 million).

•	Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (€ 565.6 million) was charged directly against associated paid-in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical recurring charge in 2003: € 20 million).

The sale of Cespa securities in 2003 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of € 27 million.

13.6 Changes in accounting policy

•	Impact of the application of CRC Regulation 2000-06 regarding liabilities as of January 1, 2002:

(In millions of €)	Value as of January 1, 2002

Capitalization of the net present value of dismantling costs on the commissioning date	335.2

Depreciation of this incidental asset from the commissioning date	(162.8)

Impact of the above changes in method on reserves for contingencies and losses	(280.2)

Deferred tax	20.3

Impact on total shareholders’ equity	(87.5)

Impact, Group share	(48.3)

Impact, Minority interests	(39.2)

•	Impact of the application of the new consolidated financial statement regulation on net deferred tax liabilities as of January 1, 2000:

The impact of the change in accounting method as of January 1, 2000 introduced by the new consolidated financial statement regulation breaks down as follows:

(In millions of €)	Value as of January 1, 2000

Recording of deferred tax liabilities on UK water companies (nominal value)	(510.4)

Discounting of deferred tax (a)	507.0

Other	(46.1)

Total	(49.5)

Impact on investments accounted for under the equity method	6.6

Impact on total shareholders’ equity	(42.9)

Impact, Group share	(24.7)

Impact, Minority interests	(18.2)

(a)	The discount rates used were determined individually by reference to government bond rates and reversal schedules. Essentially, only two Group companies are affected by the discounting measures (Northumbrian and Aguas Argentinas), which concern specific tax regimes applicable to fixed asset depreciation practices.

In accordance with this change in accounting method, the deferred tax asset or liability position is now presented net for each tax entity.

•	Capitalization of interim interest during the construction phase of a self-constructed asset as of January 1, 2000:

The impact of the change in accounting method as of January 1, 2000 resulting in the systematic capitalization of interim interest during the construction phase of self-constructed assets breaks down as follows:

(In millions of €)	Value as of January 1, 2000

Gross value of tangible fixed assets	206.5

Accumulated depreciation	(21.8)

Total net value	184.7

Corresponding deferred tax	(51.7)

Impact on total shareholders’ equity	133.0

Impact, Group share	80.5

Impact, Minority interests	52.5

13.7 Dilutive instruments

•	Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of € 79.27. These bonds are redeemable in full on January 1, 2006 at a price of € 96.04, corresponding to 121.15% of the issue price. Each bond can be converted at any time at the rate of five Group shares for one bond. Given the conversion of 457,320 bonds in 2001, 156,217 bonds in 2002, and 460 bonds in 2003, the 2,593,928 convertible bonds outstanding as of December 31, 2003, confer entitlement to 12,969,640 SUEZ shares.

13.8 Calculation of basic and diluted earnings/(loss) per share

Numerator (in millions of €)	2003	2002	2001

Net income/(loss), Group share (a)	(2,165.2)	(862.5)	2,086.7

Impact of dilutive instruments:

-Elimination of the remuneration and amortization of bond issue premiums	14.1	9.3	7.3

Diluted net income/(loss), Group share (b)	(2,151.1)	(853.2)	2,094.0

Denominator

Average number of shares outstanding, (in millions) (c)	993.5	991.3	985.1

Impact of dilutive instruments:

-Bonds	13.0	13.3	15.4

-Stock subscription and purchase option plans reserved for employees	0.3	5.0	5.3

Diluted average number of shares outstanding (d)	1,006.8	1,009.6	1,005.8

Earnings/(loss) per share in € (a)/(c)	(2.18)	(0.87)	2.12

Diluted earnings/(loss) per share in € (b)/(d) (see 1)	(2.14)	(0.85)	2.08

Adjusted to (see 1)	(2.18)	(0.87)	na

(1)	The method used to determine diluted earnings/(loss) per share automatically leads to the recognition of a positive impact because of the losses recognized for 2003 and 2002. Pursuant to Opinion N° 27 of the Conseil Supérieur of the Ordre des Experts Comptables, diluted earnings/(loss) per share amount to respectively € -2.18 and € -0.87, in 2003 and 2002, which is identical to earnings/(loss) per share.

NOTE 14 – MINORITY INTERESTS

Changes in minority interests for the years ended December 31 are as follows:

In millions of €	2003	2002

Minority interests as of January 1	5,190.7	6,447.0

Dividends distributed	(592.9)	(641.0)

Change in unrealized foreign exchange gains and losses (a)	(45.0)	(622.5)

Income for the year	910.5	822.1

Changes in the consolidation scope (b)	(616.1)	(775.7)

Impact of the change in method of accounting for reserves for dismantling installations (see Note 13.6)	–	(39.2)

Minority interests as of December 31	4,847.2	5,190.7

(a)	In 2002, this heading primarily comprised the impact of the deterioration in the Argentine peso (€ -141.7 million), Brazilian real (€ -170.2 million) and Chilean peso (€ -255.0 million) exchange rates and, in 2003, the impact of depreciations for the US dollar (€ -17.2 million), Polish zloty (€ -16.5 million) and the Oman rial (€ -16.6 million).
(b)	In 2002, this heading primarily comprised the impact of the buyout of Lyonnaise Europe//Northumbrian minority interests in the amount of € -333.0 million, the strengthening of the Group’s interest in Aguas Andinas for € -31.0 million and in Tractebel Energia for € -43.0 million, the equity accounting of Elia for € -224.0 million, the entry into the scope of consolidation of HHPC for € 22.0 million, and the strengthening of the Group’s interest in Electrabel for € -71.0 million and in Tractebel for € -74.0 million.
In 2003, this heading primarily comprised the impact of the strengthening of the Group’s interest in Electrabel (€ -567.6 million), the equity accounting of UPC (€ -63.1 million), the sale of Cespa (€ -53.3 million) and the partial common stock redemption for Aguas Andinas (€ -159.2 million). These changes were partially offset by the full consolidation of Polaniec (€ 66.0 million), and the entries into the scope of consolidation of CNR (€ 99.7 million) and the Italian subsidiaries Acea Electrabel and Tirreno Power (€ 46.6 million).

NOTE 15 – RESERVES FOR CONTINGENCIES AND LOSSES

In millions of €	2002	Allocation	Reversal for utilization	Reversal for excess	Change in consol. scope	Other	2003

Pension liabilities (see note 19)	2,243.0	215.9	(163.2)	(9.4)	(167.5)	18.7	2,137.5

Reprocessing and storage of nuclear fuels (a)	2,350.9	297.7	(21.6)	(0.1)	—	—	2,626.9

Renewals and major repairs (b)	1,291.5	343.3	(219.6)	(30.3)	(30.4)	(122.6)	1,231.9

Sector-related risks (c)	322.0	72.9	(142.8)	(8.3)	0.7	0.8	245.3

Dismantling of installations (d)	1,276.7	106.9	(40.5)	(0.2)	30.7	0.8	1,374.4

Losses on completion and contractual commitments (e)/(f)	830.1	286.4	(350.4)	(12.9)	19.1	(34.5)	737.8

Disputes, claims and tax risks (see Note 21)	404.3	213.7	(100.2)	(14.0)	(11.3)	(50.4)	442.1

Site rehabilitation (g)	432.6	64.0	(64.0)	(0.6)	(27.8)	7.0	411.2

Restructuring costs	296.0	173.6	(116.9)	(35.8)	(11.5)	28.4	333.8

Other contingencies and losses (h)	427.0	289.5	(163.9)	(7.3)	90.3	18.0	653.6

Negative goodwill, net of amortization (see note 8)	334.0		(74.2)	—	0.5	(14.4)	245.9

Total reserves for contingencies and losses	10,208.1	2,063.9	(1,457.3)	(118.9)	(107.2)	(148.2)	10,440.4

The above cross-references are on page 149 and following.

Impact	Allocation	Release	Net allocation

Operating income (a)	1,418.4	(1,027.6)	390.8

Financial income	49.7	(18.0)	31.7

Exceptional income	595.8	(530.6)	65.2

TOTAL	2,063.9	(1,576.2)	487.7

(a)	Including reversal of negative goodwill in the amount of €-74.2 million.

Net allocations for the year primarily concern reserves recorded for the sale of loss-making contracts and activity in the amount of € 190.0 million and allocations for nuclear waste reprocessing and storage (€ 276.1 million).

Changes in the scope of consolidation (€ -107.2 million) principally reflect the disposal of Nalco, while the impact of exchange rate fluctuations (€ -104.0 million) included in the Other column is primarily due to the Group’s UK, Argentine and North American subsidiaries in the Environment sector.

(a)	Reprocessing and storage of nuclear fuels: when nuclear fuel is removed from a reactor, it remains radioactive and must be treated. This reserve covers all the costs related to the treatment of the spent nuclear fuel produced to the end of the period. As such, the reserve incorporates all costs incurred in the fuel reprocessing cycle: internal costs incurred through the removal of the fuel from the reactor and initial on-site storage; costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel.

The reserve for spent fuel is based on the real internal costs incurred and external costs on the basis of signed contracts with third parties, being independent transportation, reprocessing and storage companies, or detailed proposals on tariffs received from independent bodies. The estimates are based upon current technical reprocessing capabilities, and actual costs incurred in the future may vary compared to the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time with improvements in technology and increases in reprocessing capacity. However this is no indication as to the likely future evolution in these costs.

The reserve has been calculated based upon the used nuclear fuel being reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has, to date, not definitively prescribed this option and it is not, as yet, clear when such a final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based upon currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the reserve.

The reserve is calculated to incorporate all procedures required by European, State and regional environmental regulations either currently or planned for implementation. The Group is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary significantly.

Based upon current forecasts for the operating lives of the nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2060. The reserve has been calculated using a discount rate of 8.6% p.a.

The Monitoring Committee created In 2004, in connection with the Belgian law of April 11, 2003 with respect to “provisions raised for the dismantling of nuclear power stations and the management of radioactive and fissile materials”, will now be responsible for controlling the provisioning process for commitments. It will analyze the recording methods for these provisions for 2004/2005.

(b)	Renewals and major repairs: includes the obligation of the Group entities under concessions to renew concession assets and to return them in good working condition. These reserves are determined by estimating the cost of replacing installations, discounted each year at rates reflecting inflation factors. The useful life of fixed assets other than water pipes and mains may be shorter than the life of the contract. Accordingly, the reserve is recorded over the useful life of the asset and is calculated asset-by-asset, based on the respective replacement value. For water pipe systems, annual reserves are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Reserves for major repairs are intended to cover major repairs to and servicing of both conventional and nuclear power stations, as well as gas production and transportation facilities.

Other routine maintenance and repair costs are expensed as incurred.

(c)	Sector-related risks: includes reserves for specific risks related to a business sector, reserves for contingencies relating to unconsolidated subsidiaries, as well as those covering warranties given within the context of disposals and which are likely to be called. For the real estate sector, these reserves correspond to losses on sales of real estate programs the Group is obliged to settle or estimated losses on sales of remaining real estate programs. The estimated losses are valued based on the fair value of each individual real estate program to be sold, net of sales expenses. Fair value is either measured by the current market value or the current market price or by discounting future cash flows. Market value or market prices are valued based on recent transactions for similar buildings or on independent appraisals.

(d)	Dismantling installations: Installations, and principally conventional and nuclear power stations, must be dismantled at the end of their operational life. This obligation may be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

In 2002, the Group applied CRC Regulation No. 2000-06 on liabilities with retroactive effect to January 1, 2002. A reserve is thus recorded when installations are commissioned for the discounted present value of estimated dismantling costs, and an offsetting asset is recognized. The discounted present value is calculated using a discount rate that reflects the risk-free long-term interest rate (life of the installation), adjusted for the credit risk of the company.

After commissioning and throughout the life of the installation, the reversal is adjusted to reflect the passage of time, and the offsetting asset is depreciated on a straight-line basis. The impact of the change in accounting method is recorded directly in shareholders’ equity.

The main installations concerned are nuclear power stations, for which the reserve covers all dismantling-related costs, including:

•	removal of the spent nuclear fuel, drainage of the liquid systems, disconnection of the operating systems,

•	dismantling of the reactor core and biological shielding,

•	complete dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of nuclear power station dismantling are estimated every 5 years on the basis of a detailed study carried out by an independent third-party expert. The most recent study was performed in 2000.

At the end of 2003, the reserve for dismantling nuclear power stations is based on the cost estimate presented in this study and is consistent with the work schedule used therein.

The Monitoring Committee created In 2004, in connection with the Belgian law of April 11, 2003 with respect to “provisions raised for the dismantling of nuclear power stations and the management of radioactive and fissile materials”, will now be responsible for controlling the provisioning process for commitments. It will analyze the recording methods for these provisions for 2004/2005.

For conventional power stations, the dismantling reserve takes into account, in accordance with the new accounting standard, all legal and/or implicit obligations.

The company is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the costs estimates used as a basis for the calculation could vary significantly.

(e)	Losses on completion – Project completion – Warranties: represents reserves for long-term contracts partially completed at year-end, but for which a loss on completion is expected, reserves to cover costs to be borne following completion of a project (cost of withdrawing equipment and staff, possible redundancy payments, site rehabilitation, disputes with sub-contractors, etc.), and reserves for warranties which primarily concern companies in the Energy sector that have a contractual commitment to maintain in serviceable condition or replace equipment forming part of installations covered by a “total warranty” clause.

(f)	Contractual commitments: reserves recognized on the acquisition of subsidiaries and taken into account in purchase price allocation, in respect of contractual obligations inherent to their business (contractual commitments principally relate to maximum price commitments of limited duration, in regard to the initial contracts of Tracetebel Energia in Brazil, and are amortized pro rata to the volumes concerned).

(g)	Site rehabilitation: includes reserves relating to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These reserves cover, in addition, the long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization and net of work already carried out and are provided over the period of operation. Costs arising following site closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value.

(h)	Other contingencies and losses: this item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 16 – BORROWINGS AND LONG-TERM DEBT

16.1 Management of financial contingencies

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services – TCMS, Cocetrel coordination center) and redistributed to borrowing subsidiaries.

An intermediate pooling is performed either within each business activity (Tractebel, Ondeo Nalco, Ondeo Degrémont, Sita, etc.) or by geographical area (SUEZ Finance LP for the US dollar, SUEZ Finance SA in France and TCMS in Belgium for the euro, etc.).

Any residual balance after utilization within the Group is invested to ensure maximum liquidity at minimum risk with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties.

As of December 31, 2003, no single counterparty represented more than 14% of cash surplus investments.

16.2 Borrowings and long-term debt by category

In millions of €	December 31, 2003	December 31, 2002

Bond issue	15,018.3	14,800.8

Commercial paper	1,562.9	3,254.8

Withdrawals on credit facilities	1,101.4	3,389.4

Capital lease contracts (a)	1,252.7	1,421.8

Other bank borrowings	6,241.5	9,317.1

Other borrowings	430.1	942.7

Total long-term borrowings	25,606.9	33,126.6

Bank overdrafts and cash current accounts	1,087.2	1,417.9

Total gross borrowings	26,694.1	34,544.5

(a)	In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. This commitment, as of December 31, 2003 is € 738.1 million, including € 70.3 million in respect of 2004, € 65.1 million in respect of 2005, € 60.7 million in respect of 2006, € 56.1 million in respect of 2007, € 51.8 million in respect of 2008, and € 434.1 million in respect of subsequent years.

•	Principal movements in 2003

In 2003, changes in consolidation scope and methods led to a decrease in net debt. This included a reduction of € 1,964 million following the disposal of 75% of Northumbrian and the accounting of the residual 25% under the equity method, a reduction of € 171.0 million following the disposal of Nalco, a reduction of € 250.0 million following the disposal of Cespa and an increase of € 190.5 million resulting from the consolidation of Tirreno Power. Exchange rate fluctuations generated a reduction of € 1,251.8 million, primarily due to US dollar fluctuations.

The main operations during the period were as follows:

SUEZ issue

In May 2003, SUEZ launched a € 1,190.0 million bond issue redeemable for Fortis shares, maturing in 2006, and paying interest of 4.5%, and repaid dividends on Fortis securities. This bond issue covers 70 million Fortis shares, guaranteeing SUEZ a unit selling price of between € 17 and € 20 with a term of 3 years. These bonds are officially listed on the Luxembourg Stock Exchange under code FR0000474298.

GIE SUEZ Alliance issues

In June 2003, GIE SUEZ Alliance launched a € 3,000 million bond issue which breaks down into three tranches:

•	a 7-year tranche for € 1,250 million at 4.25%, maturing on June 24, 2010,

•	a 12-year tranche for € 750 million at 5.125%, maturing on June 24, 2015,

•	a 20-year tranche for € 1,000 million at 5.75%, maturing on June 24, 2023.

These bonds are officially listed on the Luxembourg Stock Exchange under codes FR0000475733, FR0000475741 and FR0000475758 respectively.

In 2002, SUEZ Finance SA launched several issues under the € 2,000 million Euro Medium Term Notes program. As of December 31, 2003, amounts outstanding under this program with respect to SUEZ Finance SA and GIE SUEZ Alliance totaled € 1,191.2 million.

Repayments

In June 2003, SUEZ repaid a € 500 million variable rate bond issued in June 2001.

In November 2003, SUEZ repaid the € 231 million bond exchangeable for Vinci shares issued on May 22, 2001.

In October 2003, GIE SUEZ Alliance repaid an € 800 million variable rate bond issued on April 26, 2002.

•	Bond issues

Amounts outstanding under principal bond issues related to SUEZ for € 5,373.4 million (€ 4,977.9 million as of December 31, 2002), GIE SUEZ Alliance for € 4,550.0 million (€ 2,350.0 million as of December 31, 2002), SUEZ Finance SA for € 882.3 million (€ 1,155.9 million as of December 31, 2002), Tractebel and its subsidiaries for € 2,951.8 million (€ 3,361.7 million as of December 31, 2002). Northumbrian contributed with a Eurobond issue outstanding of € 1,711.1 million as of December 31, 2002.

Group bond issues also include:

•	a loan convertible into SUEZ shares, issued in February 1996 and maturing February 2006, bearing interest at 4% and with a balance as of December 31, 2003 of € 205.6 million (see note 13.7).

•	bond issues exchangeable or redeemable for shares in listed companies held in the Group security portfolio (see Note 10). The characteristics of these exchangeable bonds are presented below:

	Bonds exchangeable for AXA shares	Bonds exchangeable for TotalFinaElf shares	Bonds exchangeable for Fortis shares	Bonds exchangeable for Umicore shares	Bonds redeemable for Fortis shares (b)	TOTAL

ISSUER	SUEZ	TRACTEBEL / ELECTRABEL (Belgelec Finance)	SUEZ / SGB	SUEZ / SGB	SUEZ

ISIN CODE	FR0000492266	X50099147497	FR0000481129	FR0000484891	FR0000474298

STOCK EXCHANGE	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange

UNDERLYING	AXA shares	TotalFinaElf shares	Fortis shares	Umicore shares	Fortis shares

ISSUE DATE	April 7, 1999	August 4, 1999	July 12, 2000	January 15, 2001	May 21,2003

ISSUE AMOUNT (NOMINAL)	€ 787 million	€ 1,266 million	€ 975 million	€ 247 million	€ 1,190 million

STRIKE PRICE AND ISSUE PREMIUM	€ 144 21.2% of the issue reference price (as of February 28, 1999)	€ 167.64 28% of the issue reference price (as of June 21, 1999)	€ 1,000 20% of the issue reference price (as of June 13, 2000)	€ 44.955 - 20% of the closing price on December 6, 2000, or - 7% during the first year, 11% during the second year, 15% during the third year	€ 17.00 20% of the issue reference (as of May 19, 2003)

MATURITY	January 1, 2004	August 4, 2004	January 12, 2004	January 14, 2005	May 22, 2006

NOMINAL COUPON	0%	1.50%	2.875%	2.50%	4,5% plus repayment of dividends on Fortis shares

EXCHANGE PARITY / REDEMPTION	4 AXA shares for 1 bond at the holder’s initiative	1 TFE share for 1 bond	28.7059 FORTIS shares for 1 bond	23.076 shares for
1 bond in 2001
22.2445 shares
for 1 bond in
2002
21.4707 shares
for 1 bond in
2003
20.5761 shares
for 1 bond in
2004
At the investor’s
initiative at the
end of the
second year with
an actuarial yield
				of 3.5%	0.85 shares for 1 bond as of July 1, 2003 adjustable

EXCHANGE PERIOD/EARLY REDEMPTION	At the issuer’s
initiative
- up to 50% of
the issue from
12/31/2001
– the remaining
balance from
12/31/2002
– at a price
equal to the
nominal amount
plus an amount
resulting from
the application
of the yield to
maturity where
the bonds are
	not exchanged	At the issuer’s initiative – from August 4, 2002	At the issuer’s initiative – from July 12, 2003 with a call trigger threshold of 110% of the issue price	At SUEZ’s initiative – after 2 years, with a trigger of 120% of the conversion price at the time	At the issuer’s initiative with a call trigger threshold of 120%

PRINCIPAL OUTSTANDING AS OF DECEMBER 31, 2003 in millions of €	787.0	1,265.7	975.4	209.6	1,190.0	4,427.7

(a)	Bond exchangeable for Fortis shares repaid in January 2004 in the amount of € 975 million.
(b)	Fortis shares backed by the share redeemable bond were reclassified in marketable securities (See Note 10).

On January 1, 2004, the bond exchangeable for Axa shares matured. As the Axa share price had fallen below the exercise price, the holders opted for repayment at par. The Group thus repaid € 864.5 million.

On January 2, 2004, SUEZ notified the holders of bonds exchangeable for Umicore shares of an advance payment on February 20, 2004 for all outstanding bonds. Subsequently, the Umicore shares backed by the share exchangeable bond (i.e. 3,278,997 shares) were remitted as payment, the balance being settled in cash.

16.3 Borrowings and long-term debt by maturity date

Borrowings and long-term debt break down by maturity as follows:

As of December 31, 2003	TOTAL	2004	2005	2006	2007	2008	Beyond 5 years

Bond issue	15,018.3	4,178.1	518.5	1,744.4	745.9	256.4	7,575.0

Commercial paper	1,562.9	1,562.9	–	–	–	–	–

Withdrawals on credit facilities	1,101.4	1,101.4	–	–	–	–	–

Capital lease contracts (a)	1,252.7	88.3	86.5	86.1	94.4	92.8	804.6

Other bank borrowings	6,241.5	1,506.7	598.2	658.2	1,170.4	427.4	1,880.6

Other borrowings	430.1	132.5	23.3	14.9	83.0	16.3	160.1

Total long-term borrowings	25,606.9	8,569.9	1,226.5	2,503.6	2,093.7	792.9	10,420.3

Bank overdrafts and cash current accounts	1,087.2	1,087.2	–	–	–	–	–

Total gross borrowings	26,694.1	9,657.1	1,226.5	2,503.6	2,093.7	792.9	10,420.3

As of December 31, 2002	TOTAL	2003	2004	2005	2006	2007	Beyond 5 years

Gross borrowings	34,544.5	13,396.1	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

(a)	Including program credit facilities maturing in less than one year (€ 589.3 million) and within more than one year (€ 512.1 million).
(b)	Cash and cash equivalents and marketable securities maturing in 2006 correspond to the Fortis shares backed by the share redeemable bond.

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by gross operating income (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or gross operating income (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals and more generally their full availability.

As of December 31, 2003 no event of default has been declared on any Group financial indebtedness and Group companies comply with the covenants and representations included in their finance documents, except for some financings in Latin America for which Group representatives are currently in negotiation with the lenders (see Note 2.5 for the description of the Argentine situation), or some guarantees and project financings for which the existing technical defaults do not materially affect the ability of the obligor to perform their payment obligations.

SUEZ’s financial policy does not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see notes 1-J and 11.2 Trade accounts and notes receivable). Similarly, the terms and conditions of bonds issued by SUEZ on the capital markets are not linked to financial ratios.

As of December 31, 2003, confirmed available credit facility programs were as follows:

Confirmed available credit facility programs

2004	2,445.6

2005	2,587.2

2006	429.4

2007	400.4

2008	2,506.5

2009	59.0

Thereafter	280.2

TOTAL	8,708.3

Of these available programs, an amount of € 1,562.9 million covers commercial paper note issues.

The three main SUEZ confirmed and available credit facilities are:

•	a € 2,500 million syndicated credit line available for GIE SUEZ Alliance or SUEZ and SUEZ Finance SA, underwritten by GIE SUEZ Alliance, maturing on April 25, 2008;

•	a € 1,125 million multi-currency line set up by SUEZ, maturing on November 19, 2006 by straight-line amortization;

•	a US$1,000 line set up by SUEZ Finance LP and underwritten by SUEZ, maturing in full on July, 1, 2005.

All three programs are subordinate to compliance with ratios concerning the coverage of the net interest expense by gross operating income (segment profit), the coverage of net borrowings by total Group shareholders’ equity and the coverage of net borrowings by gross operating income for the € 2,500 million syndicated credit line.

As of December 31, 2003, no single counterparty represented more than 15% of the confirmed and available credit facilities.

16.4 Borrowings and long-term debt by business segment

The breakdown by contracting business segment is as follows:

(In millions of €)	December 31, 2003	December 31, 2002

	Gross	Gross

ENERGY	9,421.3	11,618.0

SE (formerly SELS)	4,574.1	9,250.4

SEIS	9.7	188.4

OTHER (a)	12,689.0	13,487.7

TOTAL	26,694.1	34,544.5

(a)	The debts of SUEZ SA, SUEZ Finance SA, and GIE SUEZ Alliance are included on this line.
(b)	Net of marketable securities, cash and cash equivalents.

16.5 Borrowings and long-term debt by currency

The main currencies in which the Group’s debts were denominated are as follows:

Gross debt	After adjustment for financial instruments				Before adjustment for financial instruments

(In millions of €)	2003	%	2002	%	2003	%	2002	%

€ Zone	17,072.5	64%	19,266.0	56%	19,699.1	74%	21,769.1	63%

$ Zone	5,992.9	22%	9,790.5	28%	4,277.0	16%	7,076.5	20%

£ Zone	877.4	3%	3,508.7	10%	282.8	1%	3,381.3	10%

Other currencies	2,751.3	11%	1,979.3	6%	2,435.2	9%	2,317.6	7%

TOTAL	26,694.1	100%	34,544.5	100%	26,694.1	100%	34,544.5	100%

16.6 Borrowings and long-term debt by interest rate

(In millions of €)	After adjustment of financial instruments		Before adjustment of financial instruments

	2003	2002	2003	2002

Floating-rate	10,734.0	16,450.1	9,072.9	15,532.1

Highest	27.3%	48.0%	21.2%	48.0%

Lowest	0.1%	0.1%	0.0%	0.1%

Weighted average as of December 31	3.9%	3.9%	3.4%	3.7%

Floating-rate	15,960.1	18,094.4	17,621.2	19,012.4

Highest	16.9%	40.0%	16.9%	40.0%

Lowest	0.0%	0.0%	0.1%	0.0%

Weighted average as of December 31	4.5%	5.1%	4.6%	5.1%

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2.6% at the end of 2003 and 3.2% at the end of 2002. The weighted average interest rate applied to long-term debt was 4.2% and 4.7% at the end of 2003 and 2002, respectively.

Given significant cash and cash equivalents and marketable securities as of December 31, 2003, 99% of debt is temporarily subject to fixed rates, taking into account financial instruments. Fixed-rate debt maturing within six months and one year amount to € 4.5 billion and € 6.2 billion respectively.

16.8 Market value of borrowings

The market value of borrowings and long-term debt as of December 31, 2003 is € 27,250.4 million (net book value of € 26,694.1 million), compared to € 35,488.2 million as of December 31, 2002 (net book value of € 34,544.5 million). The market value of gross debt after taking into account financial instruments totals € 27,265 million. This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE 17 – OTHER ACCOUNTS PAYABLE

Other accounts payable break down as follows:

In millions of €	December 31, 2003	December 31, 2002

Employee profit sharing	128.9	150.5

Liabilities on capitalized concession user rights	108.0	92.5

Tax liabilities (corporate income tax)	943.0	904.6

Advances from subsidiaries	112.5	236.3

Other operating liabilities	4,588.2	5,174.7

TOTAL	5,880.6	6,558.6

NOTE –18 DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

•	Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions and certain issues regarding the optimization of the listed securities portfolio, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

•	Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge. As of December 31, 2003, no single counterparty represented over 18% of the notional amount of financial instruments used.

Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

•	Notional amounts and fair value

In the tables presented in Notes 18.1 and 18.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties and thus are not a measure of the Group’s exposure as a result of its use of instruments.

Notional amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The fair value of foreign exchange and interest rate instruments is estimated for the following:

•	For instruments traded on an organized market based on year-end market prices.

•	For over-the-counter instruments by discounting future cash flow differentials, or by obtaining a market price from third-party banks.

The fair value amounts, whether estimated internally or by third-party banks, have been determined using available market information or other appropriate valuation methodologies. Therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

18.1 Foreign currency and interest rate risk

•	Foreign currency risk

In the course of its operations, the Group is exposed to currency risk arising from firm commitments under which revenues are denominated in foreign currency. The Group hedges these risks either by entering into specific insurance policies (such as Coface contracts in France) or by using forward contracts. The purpose of this hedging activity is to protect the Group against any adverse currency movements which may affect contract revenues. The Group also hedges estimated cash flows related to forecasted investments and divestments using, in this case, firm or option contracts.

With respect to net investments in non-euro currencies, the Group generally hedges the associated currency exposure by using financing in the same currency. With regards to net investments in emerging markets, the foreign currency exposure is reduced through (i) contractual price adjustments negotiated in the concession contracts, (ii) US$-denominated contracts and (iii) increased costs and expenses in the local currency. Occasionally, derivative instruments such as foreign currency swaps, forward contracts or collars can also be used. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts).

Group foreign currency instruments are primarily denominated in U.S. dollars.

•	Interest rate risk

In order to optimize borrowing costs and protect against an increase in interest rates, the Group uses hedging instruments (interest rate swaps, FRA, Caps, Floors, etc.) which alter the fixed rate/floating rate structure of its debt. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts). Floating-rate debt is predominantly linked to the European Interbank Offered Rate (“EURIBOR”), as determined at 1, 2, 3 or 6 month intervals, and the Libor Interbank Offered Rate (“LIBOR”), as determined at 1, 2, 3 or 6-month intervals.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

(In millions of €)	Average Rate	Notional contract value maturing in year ending December 31 As of December 31, 2003							Fair Value

		2004	2005	2006	2007	2008	> 5 years	Total

Interest rate swaps – Pay fixed rate		1,838.1	1,120.1	737.7	427.6	340.0	705.6	5,169.1	(166.4)

	€4.4%	1,229.1	571.8	99.1	118.6	168.5	393.6	2,580.7	(50.3)

	£5.6%	1.0	1.2	1.3	1.4	21.3	23.6	49.8	(0.2)

US$	4.1%	579.1	532.0	625.7	299.6	141.2	215.8	2,393.4	(107.4)

Other currencies	6.5%	28.9	15.1	11.6	8.0	9.0	72.6	145.2	(8.5)

Interest rate swaps – Receive fixed rate		769.4	124.2	72.6	17.0	7.0	4,838.5	5,828.7	169.4

	€4.5%	757.9	56.1	67.1	11.5	1.5	4,445.3	5,339.4	81.5

	£6.8%	–	–	–	–	–	386.4	386.4	80.7

US$	5.4%	5.5	68.1	5.5	5.5	5.5	6.8	96.9	7.1

Other currencies	7.5%	6.0	–	–	–	–	–	6.0	0.1

Interest rate swaps – Floating/Floating		797.1	18.1	24.1	146.8	45.3	168.9	1,200.3	(3.6)

	€–	5.3	14.1	24.1	146.8	45.3	168.9	404.5	0.8

US$	–	791.8	4.0	–	–	–	–	795.8	(4.2)

FRA (Forward Rate Agreement) – Purchased

	€4.8%	158.7	158.7	106.0	–	–	–	423.4	(1.6)

Caps – Purchased		145.5	161.9	14.5	106.7	14.7	34.9	478.2	7.0

	€6.8%	141.6	74.4	9.9	103.1	9.9	24.1	363.0	7.0

US$	8.3%	3.9	87.5	4.6	3.6	4.8	10.8	115.2	–

Caps – Sold		39.7	95.1	–	–	–	–	134.8	–

	€6.1%	39.7	39.7	–	–	–	–	79.4	–

US$	7.8%	–	55.4	–	–	–	–	55.4	(–)

Floors – Purchased

	€3.2%	30.0	50.0	10.0	–	–	–	90.0	0.5

Collars		19.4	136.2	7.0	8.4	8.1	32.1	211.2	(24.4)

	€2,0%–3,0%	2.8	3.2	3.7	4.2	4.8	5.5	24.2	(0.1)

	£5,6%–8,0%	15.0	–	–	–	–	–	15.0	(0.1)

US$	4,7%–6,4%	1.6	133.0	3.3	4.2	3.3	26.6	172.0	(24.2)

Currency swaps – By currency borrowed

US$		219.5	167.9	159.1	204.4	199.1	905.5	1,855.5	552.0

Currency swaps – By currency lent		226.0	49.6	114.7	–	–	220.8	611.1	54.7

€		–	49.6	–	–	–	150.0	199.6	28.8

US$		–	–	–	–	–	55.4	55.4	25.5

Other currencies		226.0	–	114.7	–	–	15.4	356.1	0.4

Foreign exchange swaps – By currency borrowed		1,757.3	63.4	0.8	0.8	20.7	3.6	1,846.6	15.7

€		0.9	–	–	–	–	–	0.9	(–)

£		646.4	–	–	–	19.9	–	666.3	0.5

US$		906.0	0.8	0.8	0.8	0.8	3.6	912.8	18.6

Other currencies		204.0	62.6	–	–	–	–	266.6	(3.4)

Foreign exchange swaps – By currency lent		252.7	37.1	10.1	11.3	–	–	311.2	(21.3)

£		24.1	–	–	–	–	–	24.1	0.1

US$		213.9	37.1	10.1	–	–	–	261.1	(20.4)

Other currencies		14.7	–	–	11.3	–	–	26.0	(1.0)

Forward contracts – Purchased		348.0	166.3	107.0	10.2	0.1	–	631.6	(0.9)

€		3.9	–	–	–	–	–	3.9	2.7

£		46.4	55.2	22.7	1.8	–	–	126.1	(0.7)

US$		296.9	111.1	84.3	8.4	0.1	–	500.8	(2.4)

Other currencies		0.8	–	0.1	–	–	–	0.8	(0.5)

Forward contracts – Sold		349.4	32.1	9.8	7.2	7.2	82.7	488.4	159.3

£		66.6	14.3	1.1	–	–	–	82.0	17.0

US$		159.5	12.1	7.5	7.2	7.2	82.7	276.2	43.0

Other currencies		123.3	5.7	1.2	–	–	–	130.2	99.3

Insurance contracts (COFACE)

US$		16.2	–	–	–	–	–	16.2	5.2

TOTAL		6,967.0	2,380.7	1,373.4	940.4	642.2	6,992.6	19,296.3	745.6

	Average rate	Notional contract value maturing in year ending December 31 As of December 31, 2002							Fair value

(In millions of €)		2003	2004	2005	2006	2007	> 5 years	Total

Interest rate swaps – Pay fixed rate		780.7	1,840.5	1,469.3	194.3	489.8	622.1	5,396.7	(308.9)

	€4.0%	369.9	785.6	558.2	65.8	24.3	255.8	2,059.6	(106.9)

	£6.5%	38.9	1.1	185.8	1.4	1.5	11.0	239.7	(15.3)

US$	5.5%	342.8	1,023.7	676.8	121.0	457.4	311.3	2,933.0	(171.1)

Other currencies	6.6%	29.1	30.1	48.5	6.1	6.6	44.0	164.4	(15.6)

Interest rate swaps – Receive fixed rate		1,695.6	103.5	172.0	52.6	42.9	2,582.1	4,648.7	299.1

	€4.5%	1,672.8	66.7	30.0	50.7	16.1	2,078.1	3,914.4	187.0

	£6.2%	16.9	23.1	–	–	–	504.0	544.0	100.6

US$	3.7%	5.9	6.5	142.0	1.9	26.8	–	183.1	11.0

Other currencies	7.5%	–	7.2	–	–	–	–	7.2	0.5

Interest rate swaps – Floating/Floating		77.2	953.6	4.9	–	106.1	–	1,141.8	(7.0)

€		20.0	–	–	–	106.1	–	126.1	1.4

US$		57.2	953.6	4.9	–	–	–	1,015.7	(8.4)

FRA (Forward Rate Agreement) – Purchased		251.3	158.7	158.7	119.0	–	–	687.7	(1.7)

	€4.5%	188.7	158.7	158.7	119.0	–	–	625.1	(1.7)

Other currencies	4.1%	62.6	–	–	–	–	–	62.6	–

Caps – Purchased		159.0	155.5	148.5	63.2	111.2	35.0	672.4	2.5

	€6.5%	59.9	147.0	39.3	53.9	106.8	16.1	423.0	0.4

US$	7.7%	99.1	8.5	109.2	9.3	4.4	18.9	249.4	2.1

Caps – Sold		48.3	–	106.4	39.7	–	–	194.4	–

	€6.1%	–	–	39.7	39.7	–	–	79.4	0.1

US$	7.8%	48.3	–	66.7	–	–	–	115.0	(0.1)

Floors – Purchased

	€4.3%	35.0	30.0	–	–	–	–	65.0	0.8

Collars		3.5	18.6	66.4	100.7	4.6	39.6	233.4	(23.5)

US$	4.8%-6.5%	3.1	2.3	66.4	100.7	4.6	39.6	216.7	(23.1)

	£5.6%-8.0%	0.4	16.3	–	–	–	–	16.7	(0.4)

Currency swaps – By currency borrowed		148.8	174.4	194.7	208.8	346.0	1,182.8	2,255.5	192.4

US$		144.0	157.6	182.2	191.6	330.6	1,182.8	2,188.8	188.9

Other currencies		4.8	16.8	12.5	17.2	15.4	–	66.7	3.5

Currency swaps – By currency lent		16.1	247.3	49.6	122.3	–	–	435.3	0.7

€		–	–	49.6	–	–	–	49.6	(16.1)

Other currencies		16.1	247.3	0.0	122.3	–	–	385.7	16.8

Foreign exchange swaps – By currency borrowed		2,893.2	22.3	63.4	0.8	0.8	7.3	2,987.8	69.8

US$		2,374.9	0.8	0.8	0.8	0.8	7.3	2,385.4	55.9

£		286.8	–	–	–	–	–	286.8	1.8

Other currencies		231.5	21.5	62.6	–	–	–	315.6	12.1

Foreign exchange swaps – By currency lent		105.7	–	53.2	14.5	12.2	–	185.6	(8.7)

US$		4.7	–	53.2	14.5	–	–	72.4	(11.1)

£		101.0	–	–	–	–	–	101.0	2.4

Other currencies		–	–	–	–	12.2	–	12.2	–

Forward contracts – Purchased		47.7	1.3	–	–	89.7	–	138.7	(3.7)

€		15.0	1.3	–	–	–	–	16.3	1.5

US$		19.9	–	–	–	89.7	–	109.6	(5.5)

£		5.9	–	–	–	–	–	5.9	–

Other currencies		6.9	–	–	–	–	–	6.9	0.3

Forward contracts – Sold		194.3	34.6	16.5	5.5	5.5	81.5	337.9	36.9

€		–	–	10.3	–	–	–	10.3	0.6

£		26.9	–	–	–	–	–	26.9	–

US$		153.1	31.7	5.5	5.5	5.5	81.5	282.8	29.7

Other currencies		14.3	2.9	0.7	–	–	–	17.9	6.6

Foreign exchange options

Call – Purchased

US$		9.7	–	–	–	–	–	9.7	(0.1)

Put – Purchased

US$		9.7	–	–	–	–	–	9.7	0.6

Put – Sold

US$		9.5	–	–	–	–	–	9.5	(0.3)

Insurance contracts (COFACE)

US$		29.8	19.5	–	–	–	–	49.3	4.4

TOTAL		6,515.1	3,759.8	2,503.6	921.4	1,208.8	4,550.4	19,459.1	253.3

18.2 Equity risk

The Group has optimized the management of its security portfolio through the sale of call options, incorporated in particular with the issue of bonds exchangeable for portfolio securities (see Note 16.2). If these portfolio securities are sold, the Group hedges these transactions, where necessary, through the purchase of call options.

Furthermore, the Group may sell call options to optimize the risk management of its security portfolio.

Off-balance sheet financial instruments held to manage equity risk are as follows (excluding call options incorporated with the options exchangeable issued):

Equity instruments	Notional contract value maturing in year ended December 31							Fair value

	As of December 31, 2003

(In millions of €)	2004	2005	2006	2007	2008	> 5 years	Total

Equity options

Call—sold (a)	312.8	–	–	–	–	–	312.8	3.8

Call—purchased (b)	661.7	–	–	–	–	–	661.7	(0.2)

TOTAL	974.5	–	–	–	–	–	974.5	3.6

(a)	the calls sold concern 19,999,936 Fortis shares held in the securities portfolio as part of this line’s sales strategy
(b)	the calls purchased hedge any bonds issued by the Group exchangeable for Total shares

Equity instruments	Notional contract value maturing in year ended December 31							Fair value

	As of December 31, 2002

(In millions of €)	2003	2004	2005	2006	2007	> 5 years	Total

Equity options

Call—sold	30.7	–	–	–	–	–	30.7	(0.7)

Call—purchased	16.2	–	–	–	–	–	16.2	–

TOTAL	46.9	–	–	–	–	–	46.9	(0.7)

18.3 Commodity risk

18.3.1 Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the gas and electricity markets.

The increasing liquidity of these markets enabled the Group in 2003 to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect against unfavorable movements in market prices which could effect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity instruments	Notional amount							Fair value

	in thousands of MMBTU As of December 31, 2003							In millions of €

	2004	2005	2006	2007	2008	> 5 years	Total

Natural gas and electricity	(127,850.0)	(117,061.0)	16,732.0	40,150.0	40,260.0	0.0	(147,769.0)	(291.4)

Swaps	(115,873.0)	(110,689.0)	18,468.0	40,150.0	40,260.0		(127,684.0)	(267.3)

Options	10,234.0	(904.0)	–				9,330.0	(7.1)

Forwards/futures	(22,211.0)	(5,468.0)	(1,736.0)				(29,415.0)	(17.0)

Fuel, Gas oil and Heating oil	(52,598.0)	(47,073.0)	0.0	0.0	0.0	0.0	(99,671.0)	71.2

Swaps	(57,364.0)	(47,073.0)					(104,437.0)	70.4

Options	4,766.0	–					4,766.0	0.9

Forwards/futures	–	–					0.0	(0.1)

Crude oil	55,464.0	55,464.0	40,211.0	0.0	0.0	0.0	151,139.0	1.0

Swaps	55,464.0	55,464.0	40,211.0				151,139.0	1.7

Forwards/futures	–	–	–	–	–	–	0.0	(0.7)

TOTAL	(124,984.0)	(108,670.0)	56,943.0	40,150.0	40,260.0	0.0	(96,301.0)	(219.2)

18.3.2 Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States.

Derivative instruments used include: (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are automatically adjusted based on the financial data of counterparties.

Net income generated by Group trading activities, defined as net margin after brokerage fees and net allocations to reserves, amounted to € 70 million in 2003 (compared to € 37 million in 2002).

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTV, millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodities	As of December 31, 2003		As of December 31, 2002

	Notional Amount (Net*) In thousands of MMBTU	Maximum maturity (in years)	Notional Amount (Net*) In thousands of MMBTU	Maximum maturity (in years)

Electricity	3,409.5		(4,165.7)

Swaps	12,731.0	8	(556.3)	9

Options	8,210.0	2	1,984.4	2

Futures/Forwards	(17,531.5)	4	(5,593.8)	5

Natural gas	68,455.3		(7,332.5)

Swaps	5,704.5	4	(422.7)	4

Options	23,699.0	4	(910.7)	3

Futures/Forwards	39,051.8	4	(5,999.1)	9

Crude oil	521.0		1,377.5

Swaps	4,118.6	3	0.7	4

Options	(3,597.6)	1	634.8	2

Futures/Forwards	–	–	742.0	1

Fuel, Gas oil and Heating oil	131.9		5,320.4

Swaps	131.9	1	5,320.4	1

Options	–	–	–	–

Futures/Forwards	–	–	–	–

TOTAL	72,517.7		(4,800.3)

*	purchase position/(selling position)

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties relating to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of the Group’s available funds.

Average maturity, weighted by volume, of the Group’s commitment portfolio as of December 31, 2003 and 2002 was approximately 4.2 and 4.5 years, respectively.

Fair value

The fair value as of December 31, 2003 and 2002 and the average fair value of instruments used in commodity trading activities are set forth below:

(In millions of €)	Fair value as of December 31, 2003	Average fair value for the year ended December 31, 2003 (a)	Fair value as of December 31, 2002	Average fair value for the year ended December 31, 2002 (a)

Natural gas and electricity	19.1	(6.2)	(8.6)	4.5

Crude oil	0.0	2.2	0.5	0.3

Fuel, Gas oil and Heating oil	0.5	(0.8)	(4.4)	(2.9)

TOTAL	19.6	(4.8)	(12.4)	1.9

(a)	Month end positions

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group as of December 31, 2003, as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

	Contract fair value as of December 31, 2002			Total fair value

(In millions of €)	<1 year	1 to 5 years	> 5 years

Listed price on an active market (a)	1.8	(0.2)	–	1.6

Price provided by other external sources (b)	3.0	7.2	–	10.2

Price based on calculation models or other valuation methods (c)	7.4	1.9	(1.5)	7.8

TOTAL	12.2	8.9	(1.5)	19.6

(a)	Listed prices on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.
(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.
(c)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes in fair value

(In millions of €)

Fair value as of December 31, 2002	(12.4)

Contracts unwound or settled in 2003	(48.5)

Initial fair value recorded for new contracts in 2003 (a)	–

Fair value movements due to changes in appraisal techniques (b)	(0.2)

Other changes in fair value (c)	80.7

Fair value as of December 31, 2003	19.6

(a)	Energy trading contracts presenting unrealized gains or losses from initiation.
(b)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.
(c)	Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Counterparty risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of December 31, 2002, 78% of credit exposure was due to “investment grade” counterparties.

	2003		2002

(In millions of €)	Investment Grade (a)	Total	Investment Grade (a)	Total

Oil and gas producers	28.8	31.7	7.3	9.8

Energy marketers	153.2	182.0	164.1	191.2

Gas and electric utilities	70.9	132.0	168.9	215.4

Financial institutions	68.8	68.8	39.5	41.1

Industrials	0.6	2.7	7.4	9.0

Organized markets	14.2	14.8	–	0.9

TOTAL	336.5	432.0	387.2	467.4

(a)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

Market risk: Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf. The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

(In millions of €)	Dec. 31, 2003	2003 Average (a)	2002 Average (a)	High 2003 (b)	Low 2003 (b)

Value at risk	3.2	4.4	4.6	10.1	2.2

(a)	Average daily values (100%).
(b)	Month-end highs and lows observed in 2003.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not an indication of expected future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

NOTE – 19 PENSION LIABILITIES AND RELATED COMMITMENTS

•	Description of the main pension plans and related benefits

Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, namely Electrabel, ECS, Distrigaz, Fluxys and Laborelec, and certain SUEZ-TRACTEBEL S.A employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “waged-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of the most recent annual income, for a full career and in addition to the statutory pension. These supplements for defined benefit plans are partly transferable to beneficiaries.

Most of the commitments resulting from these pension plans are financed by several pension funds established for the Electricity and Gas sector and certain insurance companies.

Pre-funded pension plans are funded by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing commitments are met and benefits will be financed in the long-term.

“Wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999 are covered under defined benefit plans.

The Electricity and Gas sector companies also grant other post-retirement benefits such as the reimbursement of medical expenses, electricity and gas price reductions, jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The calculation of commitments takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in Belgium (see note 1.O). With regard to the separation of production and distribution activities, the breakdown of commitments could be reviewed.

The benefit obligation relating to these plans represents around 40% of the total benefit cost and similar as of December 31, 2003.

Companies belonging to the Electricity and Gas Industries sector in France

The pension plan for the statutory agents of companies belonging to the Electricity and Gas Industries sector in France is a component of the legislation governing mandatory state pension plans within the meaning of French Social Security Code. The Group companies involved in this plan are CPCU, SMEG and CNR.

The pension plan for Electricity and Gas Industries sector companies is a defined benefit contributory pension plan. The companies are obliged to pay the benefits corresponding to the pensions of former employees via an amortization payment.

Changes to the plan have been under discussion since 2002 and an agreement has yet to be signed. The Group companies have provided for the commitments for which they consider themselves presently responsible and which will be reviewed at the end of the negotiations.

Other companies

Most other Group companies also grant their employees post-employment benefits (pension and early retirement plans, retirement termination benefits, medical coverage, benefits in kind, etc.) and other long-term employment benefits (jubilee and other long-service benefits, etc.).

The benefits covered by defined benefit pension plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the pre-retirement salary and length of service.

In France, retirement termination benefits are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined by the number of months of service acquired at the time of retirement. Certain French subsidiaries also propose supplementary defined benefit pension plans that guarantee a level of annuity upon retirement.

In the United States and England in particular, the annuities paid upon retirement are generally determined by a percentage of the pre-retirement salary.

Defined benefit pension plans can be fully or partly pre-funded by employer contributions to a pension fund (UK, US) or a restricted fund managed by an insurance company (France). With the exception of the United States, other post-employment benefit plans and other long-term benefits are generally not pre-funded.

Certain companies, particularly in the Netherlands, contribute to multi-employer pension plans, which are treated as defined contribution plans.

•	SUEZ commitments in respect of pension plans are as follows:

	December 31, 2003			December 31, 2002

In millions of €	Pension benefits (a)	Other benefits (b)	Total	Pension benefits (a)	Other benefits (b)	Total

Change in benefit obligation

Projected benefit obligation, as of January 1	(4,734.9)	(755.5)	(5,490.4)	(4,869.3)	(903.1)	(5,772.4)

Service cost	(90.5)	(20.1)	(110.6)	(143.4)	(27.3)	(170.7)

Interest cost	(174.8)	(31.5)	(206.3)	(265.4)	(44.6)	(310.0)

Plan participant contributions paid	(10.7)	–	(10.7)	(22.3)	(1.9)	(24.2)

Amendments	(4.8)	14.9	10.1	6.4	59.9	66.3

Acquisition/Disposal	1,267.4	145.8	1,413.2	193.0	61.9	254.9

Curtailment/Settlements	(130.8)	(32.0)	(162.8)	9.0	(0.3)	8.7

Special Termination	(13.8)	(17.1)	(30.9)	(16.8)	10.6	(6.2)

Actuarial gains/(losses)	12.0	32.5	44.5	(273.7)	(19.4)	(293.1)

Benefits paid	247.2	50.0	297.2	296.4	59.5	355.9

Other (foreign currency translation)	68.3	19.0	87.3	351.2	49.2	400.4

Projected benefit obligation, as of December 31 A	(3,565.4)	(594.0)	(4,159.4)	(4,734.9)	(755.5)	(5,490.4)

Change in fair value of plan assets

Fair value of plan assets, as of January 1	2,720.0	29.3	2,749.3	3,219.3	35.9	3,255.2

Actual return on plan assets	133.1	4.3	137.4	(234.5)	(2.9)	(237.4)

Company and Plan participant contributions	213.0	51.2	264.2	341.5	57.5	399.0

Acquisition/Disposal	(941.5)	–	(941.5)	(67.3)	–	(67.3)

Curtailment/Settlements	72.1	4.6	76.7	(4.5)	–	(4.5)

Benefits paid	(247.2)	(50.0)	(297.2)	(293.9)	(55.7)	(349.6)

Other (foreign currency translation)	(49.5)	(5.3)	(54.8)	(240.6)	(5.5)	(246.1)

Fair value of plan assets, as of December 31 B	1,900.0	34.1	1,934.1	2,720.0	29.3	2,749.3

Funded status A+B	(1,665.4)	(559.9)	(2,225.3)	(2,014.9)	(726.2)	(2,741.1)

Unrecognized actuarial loss	268.4	(19.4)	249.0	826.7	84.3	911.0

Unrecognized actuarial prior service cost	1.7	(13.4)	(11.7)	(21.8)	(48.9)	(70.7)

Unrecognized actuarial transition obligation	–	–	–	(0.8)	–	(0.8)

Asset ceiling	(9.4)	–	(9.4)	(11.6)	–	(11.6)

Accrued (prepaid) benefit cost	(1,404.7)	(592.7)	(1,997.4)	(1,222.4)	(690.8)	(1,913.2)

Accrued benefit liability	(1,544.8)	(592.7)	(2,137.5)	(1,518.3)	(724.6)	(2,242.9)

Prepaid benefit cost	140.1	0.0	140.1	295.9	33.8	329.7

(a)	Retirement pensions and obligations.
(b)	Long-service medals, health care and other post employment benefits.

The Emergency Committee of the French National Accounting Council issued its opinion No. 2004-A on January 21, 2004 on the “Accounting treatment of modifications to retirement termination payments pursuant to the application of Act No. 2003-775 dated August 21, 2003 (on pension reforms)”. Applying the Fillon Act will not have a significant impact on Group commitments.

Hedging of obligations as of December 31, 2003 and 2002 consists of the following :

	As of December 31, 2003			As of December 31, 2002

In millions of €	Benefits exceed assets	Assets exceed benefits	Total	Benefits exceed assets	Assets exceed benefits	Total

Projected benefit obligation	(3,646.0)	(513.4)	(4,159.4)	(5,244.9)	(245.5)	(5,490.4)

Plan assets at fair value	1,496.0	438.1	1,934.1	2,468.8	280.5	2,749.3

Unrecognized actuarial loss	148.3	100.7	249.0	824.4	86.6	911.0

Unrecognized actuarial prior service cost & transition obligation	(11.7)	–	(11.7)	(71.5)	–	(71.5)

Asset ceiling	(9.4)	–	(9.4)	(11.6)	–	(11.6)

Total net commitments	(2,022.8)	25.4	(1,997.4)	(2,034.8)	121.6	(1,913.2)

Changes in pension and other benefits liability and changes in prepaid benefit cost recorded in the accompanying consolidated balance sheets are as follows:

In millions of €	Accrued benefit liability	Prepaid benefit cost

Balance recognized as of December 31, 2002	(2,242.9)	329.7

Foreign currency translation	22.7	(18.1)

Changes in the scope and miscellaneous	134.2	(168.2)

Period expense net of contributions	(273.4)	(35.3)

Employer contributions	221.9	32.0

Balance recognized as of December 31, 2003	(2,137.5)	140.1

The net periodic cost recognized in respect of pensions and other benefits for the years ended December 31, 2003 and 2002 consisted of the following:

In millions of €	2003	2002

Service cost	110.6	170.7

Interest cost	206.4	310.0

Expected return on plan assets	(113.9)	(212.6)

Amortization of actuarial net loss / (gain)	(18.3)	2.1

Amortization of unrecognized prior service cost	7.6	4.3

Gains or losses on pension plan curtailment, termination and settlement (a)	92.1	(55.2)

Special termination (b)	23.7	(5.8)

Asset ceiling	0.5	(0.8)

Net period benefit cost	308.7	212.7

(a)	The cost in 2003 is mainly due to the transfer of employees (therefore pension commitments) of Belgian inter-municipal companies (equity investees) to Electrabel Customers Solutions (a fully consolidated company), as part of the deregulation of the electricity sector.
(b)	In 2003, exceptional events generated additional expenses due to the early retirement settlements, while in 2002, such events generated a reduction in charges following the renegotiation of pension-related employee benefits.

Actuarial assumptions

Actuarial assumptions are determined individually for each country and for each company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension Benefits		Other Benefits		Total benefits

	2003	2002	2003	2002	2003	2002

Discount rate	5.4%	5.7%	5.0%	5.8%	5.3%	5.7%

Rate of compensation increase	3.7%	3.7%	3.3%	3.6%	3.6%	3.7%

Expected return on plan assets	6.1%	6.7%	7.0%	8.5%	6.1%	6.7%

Residual service period	13 years	14 years	14 years	14 years	13 years	14 years

Healthcare costs are assumed to increase by 3.7% in 2004 and 3.6% in 2005 and thereafter.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on the other benefit plans for retirees:

In millions of €	Percentage point increase	Percentage point decrease

Impact on costs	2.4	(1.8)

Impact on post retirement benefit obligations	19.7	(15.4)

In 2003, the geographical breakdown of the main commitments and the related actuarial assumptions (including inflation) are as follows:

	Euro zone		USA		Rest of the World

	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits

Net benefits	(1,128.4)	(499.5)	52.0	(41.2)	(328.3)	(52.0)

Discount rate	4.8%	4.8%	6.1%	6.4%	7.2%	5.2%

Rate of compensation increase	3.2%	3.1%	3.7%	3.7%	5.1%	4.6%

Expected return on plan assets	5.3%	5.3%	8.5%	8.5%	7.8%	NA

Residual service period	13 years	13 years	14 years	17 years	14 years	15 years

Hedging assets

The hedging assets used are as follows:

	2003	2002

Share investments	33%	47%

Bond investments	53%	40%

Real Estate	5%	5%

Other (including monetary investments)	9%	8%

	100%	100%

NOTE – 20 OFF-BALANCE SHEET COMMITMENTS

20.1 Bilateral commitments to purchase

Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the EGE, EGI and Elyo contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group companies have also entered into contracts for the purchase of technical installations with a total value of € 1,832 million as of December 31, 2003. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

In millions of €	Firm commodity, combustibles and electricity purchases	Firm electricity, gas, steam and oil sales	Firm PP&E purchases

2004	4,095.9	7,210.9	486.4

2005	3,023.2	4,013.4	412.2

2006	2,335.6	2,942.3	72.0

2007	1,913.5	1,921.7	474.3

2008	1,701.9	1,574.3	2.1

Thereafter	12,614.1	9,761.8	385.0

TOTAL	25,684.2	27,424.4	1,832.0

Finally, the Group also made investments in certain concession contracts and, as such, incurred capital expenditures totaling € 1,240.5 million as of December 31, 2003.

20.2 Operating leases which may not be terminated

The Group is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced.

Lease charges are presented in Note 3.

The present value of minimum future payments in respect of these leases is as follows:

In millions of €	Operating leases which may not be terminated

2004	206.2

2005	189.8

2006	145.4

2007	114.6

2008	102.2

Thereafter	579.0

TOTAL	1,337.2

20.3 Other commitments

In millions of €	Maturing within Dec. 31	1 year	1 to 5 years	More than 5 years	31 Dec. 2002

Commitments given:

Commitments given on contracts	2,637.2	1,055.7	509.0	1,072.5	2,373.8

Performance bonds and similar	1,838.9	788.5	397.6	652.8	1,685.3

Other guarantees given on contracts	798.3	267.2	111.4	419.7	688.5

Financing commitments:	5,655.4	2,421.8	1,067.0	2,166.6	4,067.0

Personal collateral given	1,042.7	536.8	289.0	216.9	1,194.3

Assets pledged and other collateral given	4,398.8	1,839.1	737.6	1,822.1	2,750.9

Other financing commitments given	213.9	45.9	40.4	127.6	121.8

Other commitments given:	4,635.1	1,848.0	1,244.2	1,542.9	4,297.8

Commitments given on energy trading activities	877.8	823.6	4.1	50.1	759.4

Other commitments given	3,757.3	1,024.4	1,240.1	1,492.8	3,538.5

Total	12,927.7	5,325.5	2,820.2	4,782.0	10,738.6

Commitments received:

Guarantees received on contracts	595.2	265.4	232.8	97.0	353.2

Financing commitments received:	10,806.1	4,392.1	6,033.8	380.2	9,118.3

Credit facilities authorized and available and commercial paper back-up lines	8,708.3	2,445.6	5,923.5	339.2	6,854.6

Securtization	99.0	–	99.0	–	445.7

Other financing commitments received	1,998.8	1,946.5	11.3	41.0	1,818.0

Other commitments received:	1,356.6	88.1	54.3	1,214.2	756.6

Commitments received on energy trading activities	1,149.3	–	–	1,149.3	421.9

Other commitments received	207.3	88.1	54.3	64.9	334.7

Total	12,757.9	4,745.6	6,320.9	1,691.4	10,228.1

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services, guarantees of which certain may have been issued by SUEZ SA and described in the notes to the parent company financial statements . In terms of the performance bonds, 58% relate to the Environment business line and 41% to the Energy business line. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of € 1,043 million, collateral of € 4,399 million and other financing commitments given mainly to proportionally consolidated companies of € 214 million In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€ 530 million) which represent approximately 20% of collateral. The Group has received financing commitments in the amount of € 10,806.1 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with energy trading counterparties in the amount of € 877.8 million and € 1,149.3 million respectively.

Other commitments given include principally the following transactions:

-	As part of its European activity expansion, Electrabel is progressively increasing its presence in France via investments in Shem and CNR. The share purchase commitments in respect of these investments totaled approximately € 1.1 billion, to be spread over 2004 and 2006.

-	Furthermore, Electrabel entered into a contract to purchase the entire electricity production of Société Hydroélectrique du Midi (SHEM) and pay an annual fixed amount, net of tax, of between € 78 million and € 80 million.

-	In addition, Energie du Rhône (joint subsidiary of Electrabel, 44%, and CNR, 51%) signed electricity purchase/sale contracts with Compagnie Nationale du Rhône.

-	The Group granted the purchaser of a 30% interest in Elia System Operator an option for the resale of this interest, eligible for exercise until February 29, 2004. This option, with a strike price equal to the initial consideration paid for the investment, also covers a receivable transferred to the purchaser at the same time. The total amount of this commitment as of December 31, 2003 totaled € 202.7 million. As indicated in Note 2.4, this option matured after the year-end without being exercised by the purchaser.

In other respects, SUEZ companies are committed by vendor warranties resulting from the sale of activities, and subject to reserves where their exercise is considered probable. Potential liabilities in respect of vendor warranties totaled € 1,735 million as of December 31, 2003, compared to € 663 million at the 2002 year-end. The increase is due to divestments made in 2003 (Northumbrian, Ondeo Nalco).

Finally, SUEZ remains (through one of its American subsidiary) holder of the operating lease contract relating to the headquarter occupied by Ondeo Nalco in Naperville and sub-rented to the latter. SUEZ has received a counter-guarantee from Ondeo Nalco, who remains responsible of all the commitments relating to the operating lease towards SUEZ as well as the lessor. In case of default of Ondeo Nalco, the Group would notably be liable for lease payments to be incurred over the operating lease contract life (for € 200.8 million).

20.4 Contractual obligations impacting future outflows

The following table presents an estimate of contractual obligations as of December 31, 2003 impacting future cash outflows of the Group. This estimate encompasses Group gross borrowings and, among the off-balance sheet commitments described in Note 20, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
In millions of €	Less than 1 year	1 to 5 years	More than 5 years	Total

Net borrowings (including capital leases)	(855.9)	5,426.7	10,420.3	14,991.1

Operating leases	206.2	552.0	579.0	1,337.2

Irrevocable purchase commitments	1,039.5	1,861.6	588.4	3,489.5

Other long-term commitments	270.8	538.0	645.7	1,454.5

20.5 Trade receivable securitization program

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering maximum of € 470.0 million in receivables (total securitized receivables net of deposit accounts). Trade receivables of the different entities concerned (SITA Group, Elyo Group, Fabricom Group) are sold to a special-purpose securitized debt fund which secures refinancing on the commercial paper market. The debtors of the trade receivables concerned are primarily local authorities and companies.

SUEZ guarantees the securitized debt fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitized debt fund in respect of this guarantee, the level of which is determined by the level of receivables outstanding and their performance. Payments overdue more than 180 days are refinanced by the transferor via a draw-down by the securitized debt fund on the deposit account.

As of December 31, 2003, securitized debt outstanding totaled € 476.8 million and the securitized debt fund deposit totaled € 99.5 million. As of December 31, 2003, this deposit was covered by an immaterial reserve.

The program provides for certain cases of early resolution; in particular, the transfer of new receivables to the securitized debt fund would no longer be possible if the credit rating of GIE SUEZ Alliance by Moody’s Investor Services fell below Baa1.

The summary balance sheet of the European securitized debt fund as of December 31, 2003 is as follows (in millions of €):

Assets		Liabilities

Securitized debt	476.8	Ordinary shares	377.8

Miscellaneous receivables	0.5	Liabilities	99.5

TOTAL	477.3	TOTAL	477.3

The sale of Nalco in 2003 marked the end of the Group’s US securitization program.

NOTE – 21 DISPUTES AND OTHER EXCEPTIONAL EVENTS

Energy

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, comprised of vertical integrations, have been examined by the Belgian competition authorities and were approved subject to certain commitments by Electrabel, and for the supply of Gas, Distrigaz (subsidiary of SUEZ-TRACTEBEL SA), with the main purpose of improving the liquidity of wholesale markets, as well as facilitating entry into the Belgian market for competitor suppliers.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiary companies of CGE and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

The Paris Court of Appeal (on February 18, 2003) confirmed this decision and emphasized that the Minister should determine the actions to be taken, both in terms of their principle and application.

Prior to stating his position on this matter, the Minister appears to be waiting for the outcome of the appeal lodged by CGE before the Court of Cassation.

Disputes and arbitration

The Group is involved with various claims and disputes with third parties or tax authorities in certain countries that arise in the ordinary course of business. Provisions are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there shall be a cash outflow at the year-end with no consideration expected from a third party, and that the estimate of this outflow is sufficiently reliable. The provisions recorded in respect of these claims, disputes and tax risks as of December 31, 2003 totaled € 442.1 million, and none were deemed individually material.

In Manila, the attempt to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

In Jakarta, negotiations were held with the concession-granting authority and resulted in authorization to increase prices significantly. These increases are currently being contested by consumer associations. Legal proceedings are currently underway at the appeal stage before the Indonesian courts. Uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded in 2002 to cover all of the Group’s commitments were maintained in 2003.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute and water and provide wastewater management services for the city of Manaus in Brazil. Three legal disputes are currently pending against the company and relate to: 1) the discharge of untreated waste water, 2) the invoicing process, and 3) the price increase obtained in December 2003. The Group’s financial statements have adequate provisions to cover the risks relating to pending disputes.

Regarding the situation in Argentina, please see Note 2.5.

The Belgian tax authorities have assessed Tractebel SA for an amount of € 157 million and have made known their intention to issue a further assessment in the amount of € 31 million, in respect of Tractebel’s investments in gas transportation and electricity distribution networks in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of legal counsel, the Group considers that these claims are without foundation.

Finally, vendor warranties were granted in connection with asset disposals and have been used for certain claims by purchasers. The Group considers that such claims are unjustified and all legal means have been implemented to challenge them (see note 20.3).

SUEZ is not aware of any other dispute or arbitration which is likely to have, or have recently had, a material impact on the financial condition, results of operations, business or assets of the company or Group.

NOTE – 22 SEGMENT INFORMATION

The Group primarily operates and manages three business segments (Energy, Environment-Local Services, Environment Industrial Services). Each of these business segments is managed separately because each business develops, manufactures and sells distinct products and services, or targets specific customer segments. The activities of the different business segments are as follows:

•	Energy – The subsidiaries operating in this business segment may be involved in the production, transmission and distribution of electricity or gas, the operation of cogeneration and waste-to-energy facilities, and the provision of facility management services.

•	SUEZ Environment - Local Services (SE, formerly SELS) – The subsidiaries operating in this business segment provide private individuals and local authorities (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

•	SUEZ Environment - Industrial Services (SEIS) – The subsidiaries operating in this business segment provide industrial process facility services (Water treatment) to industrial customers. The main subsidiary in this business segment, Ondeo Nalco, was sold on November 4, 2003 and is consolidated under the equity method as from January 1, 2003.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit/(loss) is operating income before depreciation, amortization and provisions plus financial income/(loss) other than interest paid and received, plus income of companies accounted for under the equity method (gross operating income).

Segment net assets correspond to resources committed to the development of each of the Group’s business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, other reserves for contingencies and losses, accounts payable, deferred income, exceptional amortization charge, cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those adopted in the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by business segment

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2003

Segment revenues	26,634.6	12,141.7	168.0	677.5	39,621.8

Income from companies accounted for under the equity method	123.3	15.6	13.4	13.4	165.7

Segment profit (GOI)	4,000.8	1,949.9	7.3	52.9	6,010.9

Segment net assets	15,890.1	8,639.0	45.9	2,394.1	26,969.0

Capital expenditure	1,533.6	1,177.5	32.3	61.0	2,804.4

Employees	88,712	82,076	714	789	172,291

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2002

Segment revenues pro forma (a)	24,242.3	12,938.5	2,958.9	644.2	40,783.9

Income from companies accounted for under the equity method	60.7	(21.7)	1.1	11.3	51.4

Segment profit (GOI)	4,125.4	2,379.9	535.9	212.5	7,253.7

Segment net assets	17,513.0	14,454.1	5,250.2	5,523.4	42,740.7

Capital expenditure	2,204.6	1,647.4	143.0	162.8	4,157.8

Employees	88,811	97,040	11,912	987	198,750

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2001

Segment revenues (a)	26,373.9	12,348.2	3,026.1	611.0	42,359.2

Income from companies accounted for under the equity method	57.4	(17.6)	–	293.9	333.7

Segment profit (GOI)	4,331.0	2,575.1	548.8	283.0	7,737.9

Segment net assets	21,382.3	16,348.5	6,399.9	5,857.7	49,988.4

Capital expenditure	2,062.9	1,915.3	170.1	242.8	4,391.1

Employees	84,400	91,500	11,000	1,150	188,050

(a)	2002 revenues are adjusted for the change in presentation method applicable to energy trading on its own behalf explained in note 1-O. However, 2001 revenues are presented in accordance with the method applicable prior to January 1, 2003, as described in note 1-O.

Information by geographical area

In millions of €	France	Belgium	UK	Other EU Countries	Other European countries	North America	South America	Asia and Oceania	Africa and Middle East	Total

2003

Revenues	9,750.5	11,472.7	1,232.5	7,773.0	1,377.6	3,885.4	1,702.1	1,774.2	653.7	39,621.8

Net assets	4,355.2	2,583.1	1,090.3	6,045.5	1,074.1	5,409.8	4,235.2	2,158.2	17.6	26,969.0

Employees	60,846	27,812	7,544	28,289	6,884	11,783	20,234	4,775	4,124	172,291

2002

Pro forma revenues	9,542.4	10,513.4	2,390.6	7,496.2	1,280.0	4,659.9	2,098.1	1,872.5	930.8	40,783.9

Net assets	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,460.8	169.5	42,740.7

Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,000	4,600	198,750

2001

Revenues	8,985.7	10,237.5	5,202.2	6,920.4	910.9	4,301.7	3,055.5	2,093.1	652.2	42,359.2

Net assets	6,546.3	8,045.0	4,999.8	7,068.4	519.6	11,767.6	7,642.7	3,222.9	176.2	49,988.5

Employees	59,300	31,600	12,100	39,900	3,550	9,400	21,000	6,750	4,450	188,050

Reconciliation of gross operating income with operating income

In millions of €	2003	2002

Segment profit (GOI)	6,010.9	7,253.7
Less:

Depreciation, amortization and provisions	(2,522.2)	(3,070.8)

Share in income of companies accounted for under the equity method	(165.7)	(51.4)

Other financial income/(loss)	(91.2)	(358.9)

Other operating items	(26.9)	(65.0)

Group consolidated operating income	3,204.9	3,707.6

Reconciliation of capital employed with total assets

In millions of €	2003	2002	2001

Capital employed	26,969.0	42,740.7	49,988.5

Plus:

Goodwill amortization excluding exceptional	(1,456.9)	(2,283.6)	(1,500.7)

Loans and receivables related to affiliates	1,215.5	1,736.4	645.5

Special concession accounts	4,847.4	4,849.2	4,668.6

Reserves for contingencies and losses	10,440.4	10,208.1	9,437.1

Accounts payable	13,439.6	14,745.7	16,269.4

Deferred income excluding deferred tax	2,792.2	2,977.6	3,373.3

Marketable securities, cash and cash equivalents	11,703.0	8,538.9	5,751.2

Adjustments to intangible fair value (a)		638.3	848.5

Group consolidated total assets	69,950.2	84,151.3	89,481.4

(a)	Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of an identical treatment in the segment net asset calculation (inclusion of their gross value only, excluding deferred tax impact).

NOTE — 23 MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by all of the members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors following the Board changes in 2003 and any termination payments received by its members:

In millions of €	2003		2002

	Headcount	Total compensation	Headcount	Total compensation

Board of Directors	14	1.9	16	1.9

Members of the Executive Committee	18	16.3	13	9.1

NOTE – 24 SUBSEQUENT EVENTS

24.1 Puerto Rico Contract

In the face of economic conditions considerably different to initial projections and in the context of SUEZ’s action plan (to renegotiate or terminate contracts if their long-term viability cannot be maintained), Ondeo de Puerto Rico reached an amicable resolution with Puerto Rico Aqueduct Sewer Authority (PRASA) on January 13, 2004. This Operations and Maintenance contract, signed in May 2002, covered the management of water and sanitation services for the entire island. Despite obtaining significant improvements in the quality of Puerto Rico’s water service, both parties were unable to agree on a way to continue the contract in its current form. As from April 1, 2004, the island’s government will resume the management of water and sanitation services on the island with assistance of Ondeo de Puerto Rico.

The impact of the termination of this contract is provided for in the financial statements for the year ended December 31, 2003.

24.2 Sale of 29.2% of M6

On February 3, 2004, SUEZ, a founding shareholder of M6, disposed of 29.2% of the television channel’s equity capital in a combined market and institutional investor placement.

This transaction will allow the Group to record first-half 2004 proceeds of € 1 billion and net capital gains of approximately € 750 million

The Group will keep a residual 5% equity position in M6 for a three-year period, during which it will retain a seat on the channel’s Supervisory Board.

The disposal is consistent with the contract amendment signed February 2, 2004 between M6 and the French Audio Visual Higher Council (CSA).

24.3 Sale of Noos

The Group and UnitedGlobalCom (UGC) announced on March 15, 2004, that they signed a protocol of agreement for the sale of Noos to Médiaréseaux, UGC’s holding company in France. As indicated in note 1-F, provisions for exceptional events were recorded in the 2003 financial statements in the amount of the estimated capital loss, i.e. € -754 million.

NOTE – 25 LIST OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2003

The list of main consolidated companies below includes significant operating entities and the holding companies of operating sub-groups comprising individually insignificant subsidiaries

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

ENERGIE

SUEZ-TRACTEBEL	Place du Trône, 1 – 1000 – Brussels – Belgium	100	100	100	100	FC	FC

ELECTRABEL	Boulevard du Regent, 8 – 1000 Brussels - Belgium	50	45	50	45	FC	FC

ELIA/ELIA SYSTEM OPERATOR	Boulevard de l’Empereur 20 – 1000 Brussels - Belgium	32	29	64	70	EM	EM

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 – 1000 Brussels - Belgium	48	45	96	100	FC	FC

ELECTRABEL NETTEN VLAANDEREN (a)	Guldensporenpark 52-56 – 9820 Merelbeke - Belgium	50	–	100	–	FC	–

DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	38	34	75	75	FC	FC

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, The Nerderlands	50	45	100	100	FC	FC

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken – Germany	26	23	51	51	FC	FC

POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu – Poland	50	18	100	39	FC	EM

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	50	45	100	100	FC	FC

ACEA ELECTRABEL SPA (c)	P. le Ostiense, 2, Roma, Italy	20	–	41	–	PC	–

ACEA ELECTRABEL PRODUZIONE SPA (c)	Contrada Selva, 496, Altino, Italy	35	–	71	–	PC	–

ACEA ELECTRABEL TRADING SPA (c)	Via Flaminia, 133/137, Roma, Italy	25	–	50	–	PC	–

ACEA ELECTRABEL ENERGIA SPA (c)	Via Flaminia, 133/137, Roma, Italy	20	–	41	–	PC	–

ACEA ELECTRABEL ELETTRICITA (c)	P. le Ostiense, 2, Roma, Italy	20	–	41	–	PC	–

TIRRENO POWER SPA (c)	Largo Lamberto Loria,3 Roma, Italy	18	–	35	–	PC	–

ELECTRABEL POLSKA	5, Duleby, 40-833 Katowice – Poland	50	45	100	100	FC	FC

CNR	2, rue André Bonin 69 316 Lyon cedex 04 – France	24	–	48	–	EM	–

DISTRIGAZ	Rue de l’Industrie, 10 – 1040 Brussels – Belgium	47	47	55	55	FC	FC

FLUXYS	Avenue des Arts, 31 – 1040 Brussels – Belgium	47	47	55	55	FC	FC

TRACTEBEL ENERGIA (ex GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78	78	78	78	FC	FC

ITASA	986, Bela Cintra, 12e Andar, Sao Paulo, Brazil	38	38	49	49	PC	PC

TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless Road, Phatum Wan, Bangkok 10330, Thailand	100	100	100	100	FC	FC

HHPC (LAOS)	P.O Box 5464, Nong Bone Road, Vientaine, LAOS	70	70	80	80	FC	FC

TESI (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TEMI (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TBL POWER INC (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TRIGEN	1177 West Loop South, 77027 Houston – USA	100	100	100	100	FC	FC

TBL PROJECT DEV INC (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

COLBUN USD	2355 Av 11 de Septiembre, Santiago – Chile	29	29	47	47	PC	PC

TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul – Corea	75	75	75	75	FC	FC

AXIMA France	46, Bld de la prairie au Duc, 44200 Nantes – France	100	100	100	100	FC	FC

BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara – Turkey	95	95	95	95	FC	FC

ENERSUR	960 Avenida Javier Prado Oeste – Lima – Perou	100	100	100	100	FC	FC

COMPANHIA ENERGETICA MERIDIONAL	366 Rua Antônio Dib Mussi – Florianopolis – Brazil	78	78	100	100	FC	FC

ELYO	235, av. Georges Clémenceau 92000 Nanterre – France	100	100	100	100	FC	FC

AXIMA HOLDING AG	12, Zürcherstrasse – 8400 Winterthur – Switzerland	100	100	100	100	FC	FC

AXIMA GMBH	51, Hessbrühlstrasse – 70565 Stuttgart – Germany	100	100	100	100	FC	FC

AXIMA CONTRACTING	Rue de Monténégro, 138-144 , 1190 Brussels – Belgium	100	100	100	100	FC	FC

AXIMA AG	Zürcherstrasse 12 – P.O. Box 414 – 8401 Winterthur – Switzerland	100	100	100	100	FC	FC

AXISI	Passeo, Castellene 163 - 28046 Madrid – Spain	100	100	100	100	FC	FC

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex – France	100	100	100	100	FC	FC

FABRICOM	Rue de Gatti de Gamond 254 – 1180 Brussels – Belgium	100	100	100	100	FC	FC

GTI	Kosterijland 50, 3981 AJ Bunnik, The Nerderlands	100	100	100	100	FC	FC

INEO	2 allée Jacques Brel 92247 Malakoff Cedex – France	100	100	100	100	FC	FC

CPCU	185, Rue de Bercy, 75012 Paris – France	64	64	64	64	FC	FC

AXIMA SERVICES Belgique	30, Blvd du Roi Albert II – Box 28 , 1000 Brussels – Belgium	100	100	100	100	FC	FC

ELECTRICITE DE TAHITI	BP802, 98703 Puurai-Faaa-Tahiti – French Polynesia	83	83	91	91	FC	FC

SPARK ENERGIE	19-45 De Schans , 8231KA Lelystad – The Nederlands	50	45	100	100	FC	FC

GROUPE FABRICOM	254 Rue de Gatti de Gamond – 1180 Brussels – Belgium	100	100	100	100	FC	FC

ENVIRONNEMENT – Services locaux (SE)

SUEZ ENVIRONNEMENT	18, Square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC

ONDEO DE PUERTO RICO	Ave. Barbosa, #604, Hato Rey – Puerto Rico 00917 – 4310 P.O. Box 7066, San Juan, Puerto Rico 00916 – 7066	100	100	100	100	FC	FC

LYONNAISE DES EAUX	18, Square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC

ONDEO DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison – France	100	100	100	100	FC	FC

HISUSA	Paseo de San Juan, 39, 08009 Barcelona – Spain	51	51	51	51	PC	PC

AGBAR	Paseo de San Juan, 39, 08009 Barcelona – Spain	26	26	49	49	PC	PC

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago Chile	32	32	52	52	FC	FC

AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires – Argentina	46	46	40	40	FC	FC

AGUAS CORDOBESAS	Rivadavia 126 Ciudad de Cordoba 5000 – Cordoba, Argentina	44	44	39	39	FC	FC

AGUAS PROVINCIALES DE SANTE FE	Cordoba 844, piso 5 Rosario 2000 – Argentina	58	58	52	52	FC	FC

EAU ET FORCE	300, rue Paul Vaillant Couturier – BP 712 - 92007 Nanterre – France	100	100	100	100	FC	FC

EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock – Germany	100	100	100	100	FC	FC

LYDEC	20, boulevard Rachidi, Casablanca – Marocco	60	60	59	59	FC	FC

NORTHUMBRIAN WATER	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX – United Kingdom	25	100	25	100	EM	FC

SINO FRENCH HOLDING (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	50	30	50	50	PC	PC

S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macao	43	26	50	50	PC	PC

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey – United States	100	100	100	100	FC	FC

INVERSIONES AGUAS METROPOLITANAS (IAM)	Avda. Presidente Balmaceda 1398 – Piso 14 – Santiago – Chile	63	63	50	50	FC	FC

SDEI	988, Chemin Pierre Drevet – 69140 Rilleux-La-Pape – France	100	100	100	100	FC	FC

SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, United Kingdom	100	100	100	100	FC	FC

SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100	100	100	100	FC	FC

SITA NEDERLAND	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL – 6801 HA Amhem, Pays-Bas	100	100	100	100	FC	FC

CESPA (d)	Henao, 20 entreplanta – Bilbao – Spain	–	63	–	50	NC	FC

SITA SVERIGE AB.	Kungsgardsleden – 26271 Angelholm – Suede	75	91	75	91	FC	FC

SITA France	123 rue des 3 Fontanot 92000 Nanterre – France	100	100	100	100	FC	FC

SITA AUSTRALIA (EX : SEMBSITA AUSTRALIA)	PO Box 160, Kemps Creek NSW 2171 – Australia	60	60	100	100	FC	FC

ENVIRONNEMENT – Services industriels (SEIS)

ONDEO NALCO (d)	Nalco Chemical Company – One Nalco Center – Naperville IL 60563 – 1198 – United States	100	100	100	100	FC	FC

ONDEO INDUSTRIAL SOLUTIONS	23-27, rue du professeur Victor Pauchet – 92420 - Vaucresson – France	100	100	100	100	FC	FC

COMMUNICATION

CODITEL (d)	Rue des Deux Eglises 26, 1000 Brussels – Belgium	–	79	–	79	NC	FC

SUEZ LYONNAISE TELECOM (NOOS)	20 Place des Vins de France – 75614 Paris cedex 12 – France	50	50	50	50	PC	PC

METROPOLE TV	89, avenue Ch. De Gaulle, 92200 Neuilly s/Seine – France	35	38	35	34	PC	PC

AUTRES

SUEZ SA	16 Rue de la Ville L’Evêque – 75008 Paris - France	100	100	100	100	FC	FC

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

SI FINANCES	68, Rue du Faubourg Saint-Honoré –75008 Paris – France	100	100	100	100	FC	FC

GIE – SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100	100	100	100	FC	FC

UMICORE (e)	Rue du Marais, 31 – 1000 Bruxelles – Belgique	–	31	–	31	NC	EM

GENFINA	1 Place du trône – 1000 Brussels – Belgium	100	100	100	100	FC	FC

Notes :

(a) : Entity responsible for the management of the distribution network in Flanders (hive-off in 2003)

(b) : Consolidated in 2001 and 2002 as part of Tractebel INC

(c) : Consolidation in 2003

(d) : Disposal in 2003

(e) : Partial sale and deconsolidation in 2003

FC: Full consolidation PC: Proportional consolidation EM: Accounted for under the equity method

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 26, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary